Form 20-F
period 2001-12-31
CENES PHARMACEUTICALS PLC
filed 2002-07-15
CIK 1116931

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2001.

|_| TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to
         ________.

Commission file number  0-32151

                            CENES PHARMACEUTICALS PLC
             (Exact name of Registrant as specified in its charter)

                                    SCOTLAND
                 (Jurisdiction of incorporation or organization)

   RIVERSIDE WAY, RIVERSIDE BUSINESS PARK, IRVINE, AYRSHIRE KA11 5DJ, SCOTLAND
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:
        Title of each class        Name of each exchange on which registered
        -------------------        -----------------------------------------
               None                               None

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                (Title of Class)
                        Ordinary shares of 10 pence each

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act:
                                (Title of Class)
                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

   Ordinary shares, nominal value GBP 10 pence per share:170, 160, 661 shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                    |X| Yes |_| No

Indicate by check mark which financial statement item the registrant has elected to follow.

                                                    |_| Item 17 |X| Item 18

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----

                                                    PART I
ITEM 1.  Identity of Directors, Senior Management and Advisors...................................................1

ITEM 2.  Offer Statistics and Expected Timetable.................................................................1

ITEM 3.  Key Information.........................................................................................1

ITEM 4.  Information on the Company..............................................................................9

ITEM 5.  Operating and Financial Review and Prospects...........................................................22

ITEM 6.  Directors, Senior Management and Employees.............................................................35

ITEM 7.  Major Shareholders and Related Party Transactions......................................................44

ITEM 8.  Financial Information..................................................................................45

ITEM 9.  The Offer and Listing..................................................................................45

ITEM 10. Additional Information.................................................................................47

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk.............................................55

ITEM 12. Description of Securities other than Equity Securities.................................................55

                                                   PART II

ITEM 13. Defaults, Dividend Averages and Delinquencies..........................................................56

ITEM 14. Material Modifications to the Rights of Security Holders and Use of
         Proceeds...............................................................................................56

ITEM 15. [Reserved].............................................................................................56

ITEM 16. [Reserved].............................................................................................56

                                                   PART III

ITEM 17. Financial Statements...................................................................................57

ITEM 18. Financial Statements...................................................................................57

ITEM 19. Exhibits ..............................................................................................57

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

               Not applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

               Not applicable.


ITEM 3.  KEY INFORMATION

         Following a restructuring that commenced in Q4 2001, CeNeS Pharmaceuticals is focused on the development and sale of drugs for Central Nervous System ("CNS") disorders and pain control. The group has down sized considerably and now has around 25 staff working from modern facilities in Cambridge, England. In development CeNeS is working on new treatments for the treatment of pain. CeNeS ordinary shares are listed by the U.K. Listing Authority under the symbol "CEN.L".

         For further details on the restructuring refer to Item 4.A. Information on the Company-History and Development of the Company.

         This annual report contains forward-looking statements. These statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intentions, beliefs or current expectations concerning, among other things, the development and commercialisation of drug candidates; the need for additional funding for the research and development programs; trends affecting our financial condition or results of operations; the impact of competition on our business; and changes in the regulatory environment affecting our business.

         Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The information contained in this annual report identifies important factors that could cause such differences. You should read Item 3.D. Risk Factors, for a discussion of some of these factors. We undertake no obligation to publicly update or revise any forward-looking statements.


A.       SELECTED FINANCIAL DATA

         The following selected consolidated financial data have been derived from our audited consolidated financial statements for the year ended December 31, 2000 and December 31, 2001, the four months ended December 31, 1999 and for the years ended August 31, 1999, 1998 and 1997 and our unaudited consolidated financial statements for the four months ended December 31, 1998. We have prepared these financial statements in accordance with US generally accepted accounting principles ("U.S. GAAP").

The selected consolidated financial data should also be read in conjunction with
Item 5. Operating and Financial Review and Prospects, and our audited consolidated financial statements and the related notes thereto included in Item 18 in this annual report.

                                  Four months ended                          Four months ended           Year ended
                                      August 31,    Year ended August 31,       December 31,            December 31,
                                      ----------    ---------------------       ------------            ------------
                                         1997         1998        1999         1998        1999        2000        2001
                                         -------------------------------------------------------------------------------
                                                                              (unaudited)
                                                                       (All amounts in thousands)
                                                                       (In pounds sterling)
Revenues                                  178          513         847          294         224       2,575       4,656
Loss from continuing operations        (1,426)      (4,417)     (6,143)      (1,307)     (6,774)    (18,602)    (21,433)

Loss from operations                   (1,426)      (4,417)     (6,143)      (1,307)     (6,986)    (40,928)    (36,891)
Net loss                               (1,312)      (3,958)     (5,848)      (1,162)     (6,970)    (40,325)    (33,294)
Basic and diluted loss per share        (0.11)       (0.13)      (0.16)       (0.03)      (0.15)      (0.41)      (0.21)

                                                 As of August 31,                              As of December 31,
                                         1997          1998           1999            1999            2000      2001
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                 3,272       6,002          3,858          14,635          10,045      1,585
Total assets                              3,525       7,499          6,068          24,969          40,392      15,488
Net assets                                3,040       6,442          4,015          19,248          28,363       1,173
Long term obligations                         -          38            301             971           2,668       8,998
Capital stock                             2,010       3,530          4,110           8,602          15,272      17,016
Shareholders' equity                      3,040       6,442          4,015          19,248          28,363       (218)
Number of shares in issuance             20,102      35,303         41,099          86,022         152,715     170,161

Exchange Rates

         The following tables presents the exchange rate for the U.S. dollar against the British pound Sterling based on the noon buying rate, expressed in U.S. dollars per pound sterling. The period average is based on the average of the noon buying rates on the last business day of each month during the period. No representation is made that Pound sterling amounts have been, could have been or could be converted into U.S. dollars at the noon buying rate or at any other rate. The noon buying rate on June 30 2002 was (pound)1.00 to $1.45.

Year ended December 31,                   Period end        Average Rate           High              Low
-----------------------                   ----------        ------------           ----              ---
1997                                          1.6427           1.6373              1.7035            1.5775
1998                                          1.6628           1.6573              1.7222            1.6114
1999                                          1.6150           1.6171              1.6765            1.5515
2000                                          1.4938           1.5163              1.6522            1.4002
2001                                          1.4515           1.4413              1.5109            1.3677

                                                                                  High              Low
                                                                                  ----              ---

Monthly high and low rates (for the last full six months)
---------------------------------------------------------
January 2002                                                                       1.45690           1.40380
February 2002                                                                      1.43670           1.45500
March 2002                                                                         1.43300           1.40860
April 2002                                                                         1.46410           1.42430



May 2002                                                                           1.47090           1.44650
June 2002                                                                          1.53860           1.45290

B.       CAPITALIZATION AND INDEBTEDNESS

         Not applicable.


C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.


D.       RISK FACTORS

         Our business is subject to a number of significant risks, including those described below. These risks are not the only risks that we face in our business. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Please consider the following risk factors carefully in addition to the other information contained in this annual report.


Ability to develop and market our drug candidates - Because the development process of drug candidates is lengthy and complex, we cannot assure you that we will be able to bring any of the drug candidates we are developing to market. As a result, CeNeS may never achieve significant revenue.

      To date, CeNeS has completed the full clinical development of one drug candidate, Moraxen, which received the applicable U.K. regulatory approval in June 2000. We will need to conduct extensive and costly additional research, development, pre-clinical and clinical testing of our drug candidates before they can be offered commercially. This development process takes several years and is subject to CeNeS successfully obtaining regulatory approval to carry out clinical trials. CeNeS has three drug development programs. Of these, one is in Phase I and two are in Phase II. Once the development is complete, if successful CeNeS or its partners will apply for approval to market the drugs in Europe, the U.S. and other territories as appropriate. The drug development process is high risk and has a high failure rate. Results of pre-clinical studies are not necessarily indicative of results that may be obtained in clinical trials and results in early clinical trials may be different from those obtained in long-term testing or in general use. Adverse or inconclusive results from pre-clinical testing or clinical trials may substantially delay, or halt entirely, the development of products. Accordingly, we are not in a position to predict when, if at all, we will get regulatory approval for our drugs. A drug candidate may fail for many reasons, including, failure of the drug in pre-clinical studies, inability of clinical trials to demonstrate that the drug is safe and effective in humans and failure to obtain required regulatory approvals.

Government regulation - Government regulation of the pharmaceutical industry imposes significant costs and restrictions on the development of products for human use, including those we are developing.

      The development, clinical evaluation, manufacture and marketing of our products and our on-going research and development activities are subject to regulation by governments and regulatory agencies in all territories within which we intend to operate (whether ourselves or through a partner) and CeNeS cannot assure shareholders that any of CeNeS's products will successfully complete the clinical trial process or that we can obtain regulatory approvals to manufacture and market those products. Approval by one regulatory authority does not guarantee approval by another, and each regulatory authority may impose its own requirements, for instance, by restricting the product's indicated uses, and may refuse to grant, or may require additional data before granting, an approval.

      The time needed to obtain regulatory approval varies between territories and we cannot assure you that any of our products will be approved in any territory within the timescale that we envisage, or at all, and that this may result in a delay, or make impossible, the commercial exploitation of our products.

      After regulatory approval has been obtained, the product and its manufacturer will be subject to continual review and this approval may be withdrawn or restricted. Changes in applicable legislation or regulatory policies, or discovery of problems with the product, or its production process, site or manufacturer, may result in the imposition of restrictions on the product, its sale or manufacture, including withdrawal of the product from the market, or may otherwise restrict us from achieving a widespread market for our drugs.

      Successful drug candidates are necessary for CeNeS to generate significant revenue. Long-term revenue losses are likely if CeNeS fails to successfully develop drug candidates.


History of losses - CeNeS has a history of operating losses and we cannot assure you that the Company will become profitable.

      CeNeS is an early-stage biotechnology company that has a history of operating losses and has never been profitable. These losses have arisen mainly from the costs incurred in research and development of our products and general administrative costs and because of the time lag between the development of our products and the generation of revenues once they have been launched. As of December 31, 2001, CeNeS had an accumulated deficit of approximately (pound)91,732,000 million. CeNeS has also undergone a major restructuring in 2001 in an effort to reduce overheads and research and development commitments and hence losses. We expect to continue to incur operating losses over the next several years and may never be profitable. To date, CeNeS has generated revenues through license fees, milestones, pharmaceutical product sales, contract research and research and development funding from its partners. For the foreseeable future, we expect that our level of revenues and our operating results will depend on our ability to enter into new partnerships while maintaining existing partnerships, and our recurring revenue stream from our pharmaceutical products division. In order to support the research and development of each company's drug candidates, we anticipate incurring expenses considerably in excess of expected revenue.

Need for additional funding - If we are unable to obtain significant additional funding on favorable terms, then our development program and our strategy of seeking to acquire products or companies with established and/or potential sales will be hampered.

      Developing our drug candidates is expensive and we will require substantial additional funding. We cannot assure you that any additional funding we may require in the future will be available on favorable terms or at all. If we are unable to raise additional funds when we need them, we may be required to delay, reduce or eliminate some of our drug development programs and/or our acquisition strategy. Raising additional funds by issuing equity securities is likely to dilute existing shareholder's equity.

      The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. We may need to raise additional financing for a number of reasons, including:

      o to capitalize on opportunities to accelerate research and development or clinical testing;

      o to implement our strategy of acquiring products or companies with established and/or potential sales revenue;

      o to establish and protect patents and other intellectual property rights; and

      o  to satisfy expenses incurred in meeting regulatory requirements.

      We currently expect that our development costs for our current drug development program will exceed (pound)6 million over the next two years. We do not have outstanding capital commitments other than commitments for immaterial amounts related to leasehold improvements on our Cambridge office. At December 31, 2001, CeNeS had approximately (pound)2.1 million of cash on hand. Given that we have an $8 million convertible loan facility in place with Elan Corporation, our key collaborator on our main development project, we believe that this amount is sufficient to meet our development and other needs for the next 12 months. However, it is possible that our business will require cash in excess of this amount.


Ability to protect our intellectual property - If we fail to obtain and maintain adequate protection for our intellectual property, our competitors may be able to take advantage of our research and development efforts.

      Our success will depend, in large part, on our ability to obtain and maintain patent or other proprietary protection for our technologies, drugs and processes. We may not be able to obtain patent protection for the composition of matter of discovered compounds, processes developed by our employees or medical uses of compounds discovered through our technology. Legal standards relating to patents covering pharmaceutical or biotechnological inventions and the scope of claims made under these patents are still developing. There is no consistent policy regarding the breadth of claims allowed in biotechnology patents. Our patent position is therefore highly uncertain and involves complex legal and factual issues. See Item 4.B. Description of Business, for more information on CeNeS's patent position.

Costs of protecting our intellectual property - If our right to utilize patents and licenses is disputed, we may incur substantial costs defending those rights.

      We may have to initiate litigation to enforce our patent and license rights. If our competitors file patent applications that claim technology also claimed by us, we may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject us to significant liabilities and require us either to cease using a technology or to pay license fees.

      We could incur substantial costs in any litigation or other proceeding relating to patent rights, even if it is resolved in our favor. Some of our competitors may be able to sustain the costs of complex litigation more effectively or for a longer time than we can because of their substantially greater resources. In addition, uncertainties relating to any patent, pending patent or intellectual property litigation could have a material adverse effect on our ability to bring a drug candidate to market, enter into collaborations in respect of the disputed or other drug candidates, or raise additional funds.


Dependence on certain collaborators - Our success depends on certain of our collaborators.

       Currently, CeNeS's most important collaborator is Elan Corporation ("Elan"). Our business relies significantly on Elan. We collaborate with Elan in developing our leading Clinical Candidate M6G via a business venture. Elan have significant discretion over the resources they devote to these efforts. Our success, therefore, will depend on the ability and efforts of Elan in performing their responsibilities. We cannot guarantee that Elan will devote sufficient resources to collaborations with us or that we can develop or commercialize our drug candidates without them. If the relationship with Elan does not continue, our results of operations may be adversely impacted, and we cannot guarantee that:

      o we will be able to maintain existing, or establish additional, collaborative arrangements or license agreements;

      o  any new arrangements or agreements will be on favorable terms; or

      o  any collaborative arrangements or agreements will prove successful.

      In addition, to the extent that we are unable to provide our own manufacturing, marketing or sales capabilities we will depend on our ability to negotiate alliances for those services and upon the efforts and skills of the companies providing those services.


Competition regulation - If our activities are determined to be anti-competitive, we may be subject to significant fines and damages.

      Our activities are subject to U.K. and European Union competition law, including Article 81(1) of the Treaty of Rome. Article 81(1) prohibits agreements which have as their object, or effect, the restriction of competition within the European Union.

      Certain of our license agreements grant, or may grant, exclusive worldwide licenses of patents, patent applications and know-how, and may be viewed as restrictive of competition under Article 81(1). We determine on an agreement-by-agreement basis whether a block exemption from the application of
Article 81(1) applies to the agreement and, if it does not, whether to apply to the European Commission for an individual exemption from the application of
Article 81(1). If a block exemption does not apply and the relevant company does not or cannot obtain an exemption from the European Commission, then provisions of any license agreement that restricts competition under Article 81(1), including those relating to the exclusivity of rights, may be unenforceable. We may be subject to fines and/or claims for damages in relation to any anti-competition licensing arrangements.


Ability to compete - Our competitors in the biotechnology and pharmaceutical industries may have superior drugs, manufacturing capability or marketing expertise. As a result, we may not be able to compete effectively with certain other companies in our industry.

      Our business faces intense competition from major pharmaceutical and biotechnology companies developing drugs to treat the conditions and disorders in which we specialize. Our large competitors, such as Cephalon, Eli Lilly and Pfizer, have significantly greater financial and human resources and more experience in research and development. As a result, our competitors may develop safer or more effective drugs, implement more effective sales and marketing programs or be able to establish superior proprietary positions. Competition will increase as new companies enter our markets and alternative drugs and technologies become available.


Availability of third-party reimbursement - If third-party reimbursement is unavailable or healthcare cost-containment initiatives limit such reimbursement, we may be unable to sell our drugs at a profit.

      A significant portion of our future revenue is likely to depend on third-party payers, including government health administration authorities and private health insurers. We may not be able to sell our drugs profitably if reimbursement from these sources is limited or unavailable. Third-party payers are increasingly attempting to contain healthcare costs through measures that are likely to affect the drugs we are developing, including:

      o  imposing limits on covered charges;

      o  challenging prices of new products;

      o denying or limiting coverage for drugs that are approved by the regulatory agencies but are considered experimental by third-party payers; and

      o refusing to provide coverage when an approved drug is used in a way that has not received regulatory marketing approval.

Ability to obtain adequate insurance - If we are not able to obtain adequate product liability insurance to cover the risks we face, litigation may result in significant losses.

      Our business exposes us to potential product liability and professional indemnity risks for each developmental phase. We must also secure certain levels of insurance before commencing clinical trials. we continually review our liability insurance with a specialist pharmaceutical and biotechnology insurance broker and believe that we have adequate insurance to cover losses stemming from product liability and mass tort lawsuits. However, this and any future necessary insurance coverage may not be available to us at an acceptable cost, if at all, in the future. In the event of any claim, the level of insurance we carry now or in the future may not be adequate, and a product liability or other claim may materially and adversely affect our financial position.


Potential volatility of share price - CeNeS ordinary shares may fluctuate in value substantially.

      The market price for CeNeS ordinary shares and the securities of other emerging biotechnology companies have been volatile. During 2001, CeNeS's share price ranged from 6.5 pence to 62.5 pence. From January 1, 2002 through June 30, 2002, CeNeS's share price ranged from 6.25 pence to 8.5 pence. Please see "Comparative Market Price and Dividend Information" for additional historical price information. Factors that may significantly impact the market price of CeNeS ordinary shares in the future include:

      o announcements by us or our competitors concerning research activities, technological innovations, clinical trials or financial results;

      o  governmental regulatory initiatives;

      o the U.S. Food and Drug Administration, U.K. Medicines Control Agency or European Medicines Evaluation Agency approving or denying new drug applications;

      o  patent or proprietary rights developments;

      o public concern over the safety or ethical implications of biotechnology products; and

      o  market conditions.


Exchange rate risk - If the exchange rate fluctuates, the value of CeNeS ordinary shares for U.S. holders may be reduced.

      Individuals and entities located in the United States who hold CeNeS ordinary shares will bear exchange rate risk, which may be significant in the future. CeNeS ordinary shares are only listed by the U.K. Listing Authority. As a result, U.S. holders of CeNeS ordinary shares who would like to sell their shares must sell them through the U.K. Listing Authority and then have the proceeds of the sale converted into a U.S. dollar amount. These holders may receive a reduced U.S. dollar value upon the sale of their shares as the result of the U.S. dollar/pound sterling exchange rate in effect at that time, which will have no relation to the operations or prospects of CeNeS.

Absence of U.S. trading market - If a U.S. trading market for CeNeS ordinary shares does not develop, U.S. shareholders may experience delays and expense when selling their shares.

         CeNes currently does not intend to list its shares on any U.S. stock exchange or on the Nasdaq National Market. CeNeS also has no current plans to create a Depository Receipt program for its shares. As a result, it may be time-consuming and expensive for U.S. shareholders to dispose of their CeNeS ordinary shares.

         Quotations for CeNeS ordinary shares are not generally available in U.S. newspapers. Quotations are available in the U.S. edition of The Financial Times and on a Nasdaq-Amex Web site at "http://www.nasdaq-uk.com." Some U.S. brokerage firms may add a surcharge to their customary commissions for trades executed offshore, although we understand that most major U.S. brokerage firms do not. Sales of CeNeS ordinary shares may result in a U.K. stamp tax of 50 pence per 100 pounds sterling; however, this is usually paid by the purchaser.



ITEM 4.  INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         Our legal name is CeNeS Pharmaceuticals plc and our commercial name is CeNeS. CeNeS Limited was formed in 1995 by Advanced Technology Management Limited, a company owned by Alan Goodman, the Chairman of CeNes, and Dan Roach, the former Chief Executive of CeNes, to pursue opportunities for developing new and improved approaches to the diagnosis, management and cure of major diseases of the central nervous system.

         In January 1997, CeNeS Limited bought the business and certain assets of Paul Fray Ltd., a company based in Cambridge, England that specialized in neuropsychological testing. The acquisition included the rights to the Cambridge Neuropsychological Test Automated Battery, or CANTAB, a computerized neuropsychological testing system that was sold for use in academic and clinical research.

         In February 1997, CeNeS Limited secured (pound)4.2 million in venture capital finance from venture capital investors and initiated research projects in Alzheimer's and Parkinson's diseases. CeNeS Limited collaborated with university research groups at King's College, London and St. George's Hospital, London.

         CeNeS Limited began researching ion channels in June 1997. A research group was established at laboratories rented from St. Bartholomew's Hospital, London. The aim of this group was to build a contract service business in the electrophysiology field, which is the study of electrical properties in human cells. This activity was to support the building of sufficient infrastructure and a core of expertise with which CeNeS Limited could begin to develop its own intellectual property in the electrophysiology field.

         In November 1997, CeNeS Limited announced in-licensing agreements with Novo Nordisk A/S, Denmark and BTG International Limited. To fund these new commitments CeNeS Limited raised (pound)5.39 million from Novo Nordisk, venture capitalists and institutional investors. A further (pound)2 million was raised in April 1998 from an investment by new venture capitalists.

         The existing headquarters of CeNeS Limited at Compass House, Cambridge, England, were first occupied by administrative and non-laboratory research teams in July 1998. When construction of the research laboratories was completed, during August 1999, the research teams moved there from London.

         CeNeS Limited's ion channel research team was awarded a U.K. Government Department of Trade and Industry grant in December 1998 to support its work in ion channel screening. The award is worth (pound)133,000 over three years.

         In April 1999, CeNeS Limited announced the in-licensing of Sipatrigine from Glaxo Wellcome and further investment of (pound)3.4 million from Glaxo Wellcome, venture capital and institutional investors.

         In December 1999, CeNeS Limited achieved a listing through a reverse acquisition with Core Group plc. On completion of the reverse acquisition of CeNeS Limited with Core Group the name of Core Group was changed to CeNeS Pharmaceuticals plc and Core Technologies Limited was renamed CeNeS Drug Delivery Limited, or CDD. The acquisition gave the combined group a product for severe pain, which received U.K. regulatory approval in June 2000, a controlled drugs manufacturing and packaging facility and drug delivery expertise.

         CDD was re-positioned and offered its patent protected drug delivery technologies on a contract basis. This was a different strategy from that of Core Technologies Limited and since completion of the reverse takeover CDD announced two drug delivery collaborations. These collaborations generated near-term revenue to support development. They also include manufacturing and supply rights for the future and therefore also offer long-term revenue opportunities. Under the restructuring plan announced in October 2001 the drug delivery business was downsized and shut down in 2002.

         In January 2000, CeNeS entered into a joint product development and marketing licensing arrangement with Bioglan Pharma for an aerosol delivered treatment for severe pain. CeNeS will be responsible for European marketing and sales of the drugs and Bioglan Pharma will both fund and manage the clinical and regulatory work required. Bioglan Pharma agreed to subscribe for (pound)1million of CeNeS ordinary shares. This agreement was terminated in April 2002 on Bioglan's entry into administration as a result of its bankruptcy.

         There were three major developments in April 2000. CeNeS bought ExCyte Ltd., an established molecular biology and cell engineering contract research organization working with a range of clients in the pharmaceutical, biotechnology and diagnostic industries. ExCyte is not material in comparison to CeNeS.

         The marketing agreement with Bioglan Pharma was extended to include the territories of Japan, Asia and other Pacific Rim territories. At the same time, the two companies extended their relationship by entering a cross-licensing agreement under which each company will have the right to develop a drug using one of the other company's drug delivery technologies. Bioglan Pharma also agreed to subscribe for a further (pound)9million of CeNeS ordinary shares. The agreements were terminated in April 2002 on Bioglan's entry into administration.

         CeNeS also announced the extension of its licenses from BTG International Limited, a subsidiary of BTG plc, to its water-based gel drug delivery technology that forms the basis of CeNeS's Moraxen product. Under the terms of the new licensing arrangement, CeNeS will have worldwide rights to apply the technology to any molecule other than prostaglandins and medicinal products for oromucusal use. BTG plc has waived its rights to future milestone and royalty payments on the technology. BTG plc also agreed to subscribe for (pound)1million of CeNeS ordinary shares.

         In June 2000, CeNeS received its first product license approval. The U.K. Medicines Control Agency granted product licenses for four strengths of Moraxen for the short-term management of severe cancer pain. Moraxen is a patent protected formulation of morphine which provides a sustained release of the medication over a 24-hour period. The product was to be manufactured and packaged at CDD's purpose-built facility in Irvine, Scotland. Moraxen's UK launch was not successful and the product was withdrawn in late 2001 after negligible UK sales.

         On September 5, 2000, CeNeS entered into an agreement to acquire the rights to three pharmaceutical products in the U.K. and Ireland from Glaxo Wellcome U.K. Limited. Total consideration for the acquisition was (pound)10 million paid in cash on October 31, 2000. Glaxo Wellcome generated over (pound)3 million per year in gross revenue from the sale of the products. Acquisition of the products represent the first step of CeNeS's strategy of forming a pharmaceutical business.

         Two of the products are strong analgesics that offer alternatives to morphine in the management of moderate to severe pain either orally or intravenously. One of those products contains morphine, the other contains an analgesic. In both cases the analgesic is combined with cyclizine, a proven agent to counter nausea and vomiting commonly associated with opioid analgesics.

         The third product contains cyclizine as the only active ingredient for the treatment of nausea. All of the products are sold mainly to hospitals in the U.K. and Ireland. Glaxo Wellcome has retained the rights to the products for the rest of the world. Product licenses have now been transferred from Glaxo Wellcome's name to CeNeS's name.

         Glaxo Wellcome agreed to enter into a manufacturing and supply agreement upon completion of the purchase and sale. CeNeS has now sub-contracted the manufacture of the products to a third party. Glaxo Wellcome is also obligated to supply the critical ingredients used in the manufacture of the two analgesic products until the second calendar quarter of 2002. After that CeNeS will use alternative manufacturers.

         On September 19, 2000, CeNeS completed a private placement of CeNeS ordinary shares to raise the funds necessary for the acquisition. CeNeS placed

9,065,910 CeNeS ordinary shares to eight purchasers at a subscription price of 82 pence per share, raising an aggregate of (pound)7.4 million.

         On December 18, 2000 CeNeS completed the acquisition of Cambridge NeuroScience Inc, subsequently renamed CeNeS Pharmaceuticals, Inc., for consideration of 42,619,173 shares, valued at approximately (pound)28.2 million. CeNeS Pharmaceuticals Inc. is a biopharmaceutical company based in Norwood, Massachusetts, and is engaged in the discovery and development of propriety pharmaceuticals to prevent and treat severe disorders of, or injuries to, the CNS. Its lead compound, CNS 5161, is a blocker of the NMDA ion channel and is currently in Phase II clinical trials for the treatment of neuropathic pain.

         On June 25, 2001 CeNeS established a business venture with Elan Corporation, plc ("Elan"). The business venture will develop certain of CeNeS's morphine-6-glucuronide ("M6G") rights using Elan's MedipadTM Drug Delivery System for the treatment of pain. Elan also appointed a non - executive director to the board of CeNeS in October 2001. Elan and CeNeS established a company, which will be a CeNeS subsidiary, to which CeNeS granted an exclusive licence to certain of its M6G intellectual property rights for use in pain in conjunction with the MedipadTM System. Elan licensed in consideration of a licence payment of US$15 million, exclusive rights to use the MedipadTM System with M6G in conjunction with certain of CeNeS's M6G intellectual property rights for the field of pain. CeNeS will initially hold 80.1% of the share capital of CeNeS (Bermuda) Limited. Initially, the business venture is planning to conduct a clinical study of M6G delivered by the MedipadTM System in cancer patients. To assist in the equity funding of the business venture, CeNeS issued to Elan a US$12,015,000 convertible exchangeable loan instrument on completion. This instrument can be, in certain circumstances, redeemed in CeNeS shares, repaid in cash or exchanged for shares in the business venture at the option of Elan. There is an additional US$6,408,000 convertible loan instrument that may be drawn down based on CeNeS's and Elan's agreement to assist in the funding of the clinical development programme of the business venture. Elan has made an equity investment in CeNeS of (pound)4,205,400. The Elan business venture was extended in October 2001. Under the extension of the Elan/CeNeS business venture announced in October 2001, the funding available under the convertible loan instrument was increased by a further $1,602,000. Elan also subscribed for a second tranche of 9.1 million shares at 16.5p raising (pound)1.5 million. Elan will also receive further warrants over 914,988 CeNeS ordinary shares at an exercise price of 31.6p. Elan now holds 9.9% of CeNeS shares in issue.

         On July 3, 2001, we announced that we had acquired Management Dynamics Corporation (MDC), a specialist organizational psychology company. MDC was fully merged into our cognition division and renamed Cambridge Cognition Limited.

         CeNeS Pharmaceuticals has re-focused its business in the second half of 2001 on its core capabilities. These are in pain and CNS drug development and pharmaceutical product sales and marketing. CeNeS is now well placed to capitalise on its expertise in these fields, especially in pain management.

         CeNeS hospital sales force is now fully established. The company is looking to build on this infrastructure by the acquisition of new products prior to the launch of it's own drugs in 2005.

         The increased focus on CeNeS core capabilities has been achieved by a major restructuring of the business and the ongoing disposal of non-core assets and technologies. Through this process CeNeS' preferred policy has been to maintain an interest in disposed assets in the form of milestone or royalty payments or by retaining a minority shareholding. As part of the restructuring CeNeS has severely cut back on its non-core research, development and administration spend. There has been a rationalisation of the sites from which the group operated and a reduction in the number of employees from 150 to 25 in Q2 2002. As noted above, during 2001 we entered into a business venture with Elan Corporation to develop our leading pain candidate M6G. This collaboration is a key part of our strategy going forward and we are pleased to have Elan as a major shareholder.

         In April 2002, CeNeS announced that it had agreed with the administrators of Bioglan Pharma plc to the termination of its existing drug delivery and product development and license arrangements. All rights under these agreements were returned to the original owners. On April 4, 2002, CeNeS announced that Bioglan Pharma's entire holding of approximately 8.9 million ordinary shares of CeNeS was placed by CeNeS' brokers.

         CeNeS' cognition division was sold to its management team funded by a syndicate of investors advised by Yorkshire Fund Managers, on May 31, 2002. Under the terms of the agreement CeNeS will receive up to (pound)1 million. Of this total consideration, (pound)700,000 is in upfront and stage payments and a further (pound)300,000 is dependent on certain milestones.

         CeNeS is a public limited company incorporated under the laws of Scotland. Our registered office is Riverside Way, Riverside Business Park, Irvine KA11 5DJ. Telephone 01223 266 466 for further information on CeNeS.

B.       DESCRIPTION OF BUSINESS

         CeNeS historically has operated four divisions and made sales worldwide as shown below. This structure has changed following the implementation of the restructuring plan which is described later in this section.

                                                       Four months
                                                       -----------
                                        Year ended        ended
                                        ----------        -----
                                        August 31,     December 31,       Year ended December 31,
                                        ----------     ------------       ----------------------
Revenues                                    1999           1999           2000            2001
--------                                    ----           ----           ----            ----
CeNeS Cognition                               744            165           1,053          1,088
Channelwork                                   103             59             897            423
Drug Delivery (discontinued)                    -              -           2,208          2,468
Pharmaceuticals                                 -              -             625          3,145
                                      -----------    -----------     -----------    -----------
                                              847            224           4,783          7,124
                                      -----------    -----------     -----------    -----------

                                       Year ended      Four months               Year ended
                                       ----------      -----------               ----------
                                       August 31          ended                 December 31,
                                       ---------          -----                 ------------
Revenues                                  1999,        December 31,
--------                                  -----        ------------
                                                           1999             2000           2001
                                                           ----             ----           ----
United Kingdom                             847             224             3,373          5,262
North America                               -               -               742           1,423
Europe                                      -               -               599            309
Rest of World                               -               -               69             130



                                        ---------      -----------       --------       ---------
Total                                      847             224             4,783          7,124
                                        ---------      -----------       --------       ---------

         CeNeS remains focused on becoming a key UK player in the field of pain and CNS pharmaceuticals. Under the restructuring programme the company has acted to reduce its commitment to non-core activities and is now looking to build its pharma product and clinical assets focused on its existing expertise in the areas of pain control and disorders of the CNS. The Board are committed to maintaining a clear business focus.

         CeNeS strategy is to build a specialised pharmaceutical company focused on the development and sale of pain and CNS pharmaceutical products. It is designed to capitalise on the synergy between the marketing and clinical experiences being gained in our chosen areas. CeNeS expects that it is now positioned so that it has sufficient existing cash resources and future cash generation from its recurring revenue stream to be self- funding into 2003.

         CeNeS launched its pharmaceutical business in late 2000 with the acquisition of three GlaxoWellcome products Diconal, Cyclimorph and Valoid. Diconal and Cyclimorph are strong analgesics used in the management of moderate to severe pain either by the oral route (DiconalTM) or the intravenous route (Cyclimorph). Cyclimorph contains morphine whereas Diconal contains the analgesic dipipanone. In both cases the analgesic is combined with cyclizine, a proven agent to counter the nausea and vomiting commonly associated with opioid analgesics. Valoid contains cyclizine as the sole active ingredient and is used to counter nausea and vomiting. These products have performed in line with expectations in 2001 and we expect further growth in 2002 based on an increased marketing effort. In September 2001 CeNeS launched Xefo, a novel product for the treatment of post-operative pain, which had been in-licensed from Nycomed in January 2001. September 2001 also saw the establishment of CeNeS hospital sales force. Therefore within twelve months of the acquisition of the GlaxoWellcome products CeNeS has successfully completed its aim of forming a small, focused pharma products sales and marketing division. Now that CeNeS has established a critical mass in this area, the plan is to acquire new products in the chosen areas of expertise to achieve maximum benefit from its infrastructure.

         During the restructuring we have cut back on certain of our non-core activities and focused on our pharmaceutical products and pain control clinical programmes. As part of this process we are undertaking a systematic exercise to complete commercial arrangements to realise value for non-core assets.

         Under the restructuring plan commenced in October 2001, CeNeS has cut back on its clinical development programmes and is concentrating its efforts in the medium term on its leading pain candidate M6G (fully partnered with Elan Pharmaceuticals) and CNS 5161 for the treatment of neuropathic pain. CeNeS's other clinical projects have been suspended and we are talking to prospective and existing collaborators with regard to the future development of these candidates. CeNeS's strategy with these non-core projects is to seek milestone and royalty based deals that involve no funding requirement from CeNeS.

         Under the restructuring plan we have cut back our internal and external funding of research. Our research facilities in Boston, USA have been shut down. As part of the shut down we disposed of our ion-channel focused chemical library to Scion Pharmaceuticals Inc. in November 2001. CeNeS received $300,000 at completion of the sale together with further stage payments totalling $500,000 and up to $2 million in the form of milestone dependent payments. In addition, we retain a carried interest in clinical candidates that arise from that intellectual property. CeNeS has reduced its research capability in Cambridge, England to focus solely on our ion-channel high throughput screening development team and associated ion channel technologies and research projects.

         Our Parkinson's disease research program has been handed over to our partner Shire Pharmaceuticals plc and we again retain an interest in the form of milestones and royalties in this programme should it proceed into clinical development.

         In the medium term CeNeS is looking to dispose of its interest in ion-channel research and associated platform technologies and is talking to interested parties with this in mind. As part of CeNeS's strategy the company plans to remove its commitment to research funding and focus its efforts solely on clinical development projects.

         The following table summarises the current status of the CeNeS research and development portfolio:


CeNeS portfolio for the treatment of pain and diseases and disorders of the Central Nervous System

Current CeNeS portfolio                                                                    2002 status
-----------------------                                                                    -----------
Cyclimorph                            Moderate to Severe pain                              Sales
Diconal                               Moderate to Severe pain                              Sales
Valoid                                Nausea and Vomiting                                  Sales
Xefo+/-                               Post operative pain                                  Sales
M6G*                                  Post operative pain                                  Phase II
M6G*                                  Chronic pain                                         Phase I
CNS 5161                              Neuropathic pain                                     Phase II
Suspended programmes
--------------------
CEE 03-310                            Sleep disorders                                     Phase II
CEE 03-310                            Substance abuse                                     Phase II/IND
CEE 03-320                            Schizophrenia                                       Pre-clinical
GGF2**                                Multiple Sclerosis                                  Pre-clinical
Moraxen                               Cancer pain                                         EU/Japan available

*M6G is being developed in a business venture with Elan. CeNeS currently owns 80.1% of the joint business venture.
** GGF2 licence has been retrieved from Bayer AG and CeNeS now has sole rights. +/-Xefo is also licensed for acute lumbo sciatica, osteoarthirtis and rheumatoid arthritis.

Clinical development - pain portfolio

         CeNeS is focusing its clinical development efforts on its pain portfolio namely the development of M6G and CNS 5161. CeNeS is actively looking to out-licence its other clinical candidates and is also looking to in-license appropriate clinical candidates in its chosen areas of expertise.

M6G (morphine-6-glucuronide)  - for the treatment of post-operative pain

         In January 2001 we announced results from clinical trials in over 140 post-operative pain patients show that CeNeS' lead drug candidate M6G has a competitive edge over morphine by reducing by more than 50% the incidence of nausea and vomiting.

         In October 2001 CeNeS announced further positive phase II results for M6G in post-operative pain. The latest results showed that M6G, a metabolite of morphine, has again shown positive results in a Phase II clinical trial comparing M6G with morphine in the relief of post-operative pain. A total of 18 patients undergoing hip-replacement surgery were studied and M6G doses were escalated in three steps, each of which was compared with a standard dose of morphine. Drugs were administered as intravenous bolus injections followed by use of a Patient Controlled Analgesia (PCA) device for 24 hours post-operatively. The data showed that all doses provided effective analgesia during the 24-hour post-operative period and that all doses were well tolerated.

A reduction in pain scores over 24 hours was seen in all groups. After 24 hours there did not appear to be any difference between pain relief provided by any of the M6G dose groups and the standard dose of morphine.

         A controlled clinical trial in laproscopy patients has already shown M6G to have a competitive edge over morphine by providing comparable pain relief but with a significant reduction in the incidence of nausea, vomiting and sedation. The results of this latest clinical trial support M6G's ability to provide effective analgesia in the post-operative setting.

         CeNeS has initiated a final phase II study of M6G and morphine to investigate the effect of timing of administration of M6G, in order to optimise pain control during the immediate post-operative period. The extended Elan/CeNeS business venture will now take responsibility for this programme. The latter forms an integral part of the design of the phase III programme planned to commence during 2002, which will be a major milestone in the history of the company. In June 2001 we entered into a collaboration with Elan to develop M6G with their unique Medipad drug delivery device for the treatment of severe pain. Phase I clinical trials with M6G/Medipad started in early 2002.

CNS 5161 - for the treatment of neuropathic pain

         Our candidate for the treatment of neuropathic pain (CNS 5161) commenced a Phase II single center study in early 2001. CNS5161 is a blocker of the NMDA ion channel. Earlier studies showed that CNS 5161 was well tolerated by healthy volunteers and that it showed a statistically significant reduction in perceived pain as compared to either morphine or placebo. The current study was placed on hold under the restructuring but it is now planned to restart this study as a Phase II multi-centre study. We are in early stage discussions with potential partners to continue the full development of this program.

Pharmaceutical services

         As part of the restructuring plan CeNeS is in the process of disposing of the three revenue generating businesses that formed this division. All three businesses have continued to develop in 2001 but the combined requirement for further capital funding and the increased complexity they add to the CeNeS organisation means they have become non-core assets.

         CeNeS Cognition, the neuropsychological testing business, was sold to a management buy out team backed by venture capitalists in May 2002. Under the terms of the sale CeNeS will realise a maximum of (pound)1 million in stage payments. CeNeS had owned the business since early 1997 and revenues had grown to (pound)1.2 million from (pound)400,000 in that period. However, the division was not core to the strategy going forward and required further investment to realise the full potential of the technology and software that CeNeS had developed. In mid 2001 CeNeS established the necessary management team to lead the spin-out. Under the terms of the sale CeNeS retains rights to use the CANTAB cognitive testing system in its clinical trials.

         CeNeS Drug Delivery had a difficult 2001. The UK sales for Moraxen were disappointing and the contract drug delivery business experienced slower growth than forecast despite making progress in several commercial contracts. Under the restructuring plan this division was discontinued in Q3 2001 and the assets and facilities are being marketed for disposal.

         CeNeS Channelwork, the contract electrophysiology and ion-channel high throughput screening technology business has been re-organised and CeNeS plans to spin-out or partner this business and retain a carried interest. The divestment is planned to be completed within the next twelve months. In 2001 this division made significant progress in its development of an automated method of patch-clamping based on its proprietary Interface Patch-Clamp methodology. In December 2000 CeNeS announced its first sales of AutoPatch systems to GlaxoWellcome (now GlaxoSmithKline, GSK). Five systems were installed at GSK's research laboratories, three in the UK and two in the US. In November 2001 CeNeS announced the second sale of $1.2 million of AutoPatch systems to Wyeth Aerst.

         AutoPatch is the result of a three year research program at CeNeS which was awarded a UK DTI SMART Award for innovation in December 1998. In contrast to conventional patch-clamp technology, AutoPatch does not require the use of a microscope or three-dimensional micro-manipulation. In addition, because it is fully automated and mechanically robust the technology has the potential for further miniaturisation and parallelisation to a high-throughput device capable of around 1000 times the screening rate of conventional electrophysiology.


Patent Protection


         There can be no assurance that the Company will be issued any additional patents, or that if any new patents are issued, they will not be challenged by third parties asserting claims against the Company concerning its existing products or with respect to future products under development by the Company. The Company may not, in all cases, be able to resolve such allegations through licensing arrangements, settlement or otherwise. There can be no assurance that the Company's patents or any future patents will prevent other companies from developing similar or functionally equivalent products. The Company also relies on trade secrets and propriety know-how which it seeks to protect, in some cases through confidentiality clauses in agreements with its employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies from any breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.


Government Regulation

         All drugs, including the Company's products under development, are subject to extensive regulation in the U.S. and Europe, the Company's two principal markets. In the U.S., the primary regulatory body is the Food and Drug Administration ("FDA"), although to a lesser extent state and local authorities are also involved in the regulatory process. In Europe, there are two regulatory systems. There is a European Union system that is the responsibility of the European Medicines Evaluation Agency ("EMEA"). In addition, each country has its own regulatory agency. In both the U.S. and Europe, the applicable regulations govern or influence the development, testing, manufacture, safety, labeling, storage, record keeping, approval, advertising, promotion, sale and distribution of prescription pharmaceutical products. Pharmaceutical manufacturers are also subject to certain record keeping and reporting requirements, establishment registration and product listing and agency inspections.

Regulation in the U.S.

         The clinical development, manufacture and marketing of pharmaceutical products in the United States require the approval of the U.S. Food and Drug Administration ("FDA") under the Federal Food, Drug and Cosmetic Act. Similar approvals by comparable agencies are required in most foreign countries. The FDA has established substantial requirements on the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval advertising, and promotion of pharmaceutical products. Pharmaceutical manufacturing facilities are also subject to the regulations of state, local and other authorities.

         As an initial step in the FDA regulatory approval process, preclinical studies are typically conducted in animal models to assess a drug's efficacy and to identify potential safety problems. The results of these studies must be submitted to the FDA as part of an Investigational New Drug application ("IND"). The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the planned trials. In that case, the IND sponsor and the FDA must resolve any outstanding concerns or questions before a trial can begin. Typically, clinical trials are conducted in three-sequential phases that may overlap. Phase I clinical trials are conducted with a small number of healthy human subjects and are designed to provide information about safety, dosage tolerance, metabolism, and distribution of the drug. Phase II clinical trials are designed to provide efficacy of the product for a specific targeted disease, as well as additional information on dosing and safety in a limited patient population. Phase III clinical trials are large-scale studies designed to provide additional information about dosage, clinical efficacy and to further test for safety in an expanded patient population. The results of the preclinical testing and clinical trials of a pharmaceutical product are then submitted to the FDA in the form of a New Drug Application ("NDA"), or for a biological product in the form of a Biologics License Application ("BLA"), for approval to commence commercial sales. Preparing such applications involves considerable data collection, verification, analysis, and expense. In responding to an NDA or a BLA, the FDA may grant marketing approval, request additional information, or deny the application if it determines that the application does not satisfy its regulatory criteria.

         Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product is on the market. In addition, the FDA may require testing and surveillance programs to monitor the effects of approved products which have been commercialized, and the FDA has the right to prevent or limit further marketing based on the results of these post marketing programs. The regulatory process can require many years and the expenditure of substantial resources. Data obtained from preclinical testing and clinical trials are subject to varying interpretations, which can delay, limit, or prevent FDA approval. In addition, changes in FDA approval policies or requirements may occur or new regulations may be promulgated that may result in delay or failure to receive FDA approval. Similar delays or failures may be encountered in foreign countries. Delays and costs in obtaining regulatory approvals would have a material adverse effect on the Company's business, financial condition and results of operation.

         Among the conditions for NDA or BLA approval is the requirement that the prospective manufacturer's quality-control and manufacturing procedures conform on an ongoing basis with GMP (good manufacturing practice). In complying with GMP, manufacturers must continue to expend time, money, and effort in the area of production and quality control to ensure full technical compliance.

After NDA or BLA approval, the manufacturing facility is subject to periodic inspections by the FDA.

         The requirements which the Company must satisfy to obtain regulatory approval by governmental agencies in other countries prior to commercialization of its products in such countries can be as rigorous and costly as those described above.

         The Company is also subject to various laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents used in connection with the Company's research. Compliance with laws and regulations relating to the protection of the environment has not had a material effect on capital expenditures or the competitive position of the Company. However, the extent of government regulation, which might result from any legislative or administrative action, cannot be accurately predicted.

Regulation in the European Union, including the United Kingdom

         The European drug registration system is based on co-operation between the European Medicines Evaluation Agency (EMEA), established in London, and competent national authorities of the member states of the European Union, including the United Kingdom. Since 1995, two new registration procedures have been available throughout the European Union. The first of these is a centralized procedure that is compulsory for medicinal products derived from biotechnology, and available at the request of companies for other innovative new products. Applications are submitted directly to the EMEA in London. At the conclusion of the EMEA's internal scientific evaluation, the opinion of the EMEA's scientific committee is transmitted to the European Commission, the approval of which will form the basis of a single market authorization applying to the whole European Union. The second procedure is `mutual recognition' which is mandatory for most conventional medicinal products. It is based upon the principle of mutual recognition of national authorizations and it provides for the extension of a marketing authorization granted by one member state of the European Union to one or more other member states identified by the applicant. Should the original national authorization not be recognized in another member state the points in dispute are submitted to EMEA's scientific committee for arbitration. In both cases, the final decision is adopted by the European Commission, with the assistance of the EMEA or, in the event of serious disagreement between the member states, by the European Council. In addition, certain European countries outside the European Union follow the decisions of the European Commission. In addition to the above forms of regulation, price constraints on pharmaceutical products exist in most countries either through governmental regulation or pressure from healthcare organizations. In some countries, governments or governmental agencies are substantial purchasers of human healthcare products and this also imposes an indirect form of regulation on the industry.

Competition

         Our business faces significant competition from major pharmaceutical and biotechnology companies developing drugs to treat the conditions and disorders in which we specialize. Our competitors, such as Cephalon, Eli Lilly and Pfizer, have significantly greater financial and human resources and more experience in research and development. As a result, our competitors may develop safer or more effective drugs, implement more effective sales and marketing programs or be able to establish superior proprietary positions. Competition will increase as new companies enter our markets and alternative drugs and technologies become available.

Principal Markets

         The principal market for CeNeS products is the United Kingdom. Revenues from its Pharmaceuticals division are derived predominantly in the UK, the only exception being a small volume of Cyclimorph and Valoid sales in Ireland.

C.       ORGANIZATIONAL STRUCTURE

         CeNeS Pharmaceuticals plc is a holding company which also conducts its activities through a series of direct and indirect subsidiaries. As at December 31, 2001 our significant subsidiaries were as follows:

                                                                                             % holding
                                                                       Jurisdiction of       (all classes
Subsidiary undertakings held directly                                  incorporation         of shares)
-------------------------------------                                  -------------         ----------
CeNeS Drug Delivery Limited                                                 Scotland               100%
CeNeS Pharmaceutical Limited                                                Scotland               100%
CeNeS Limited                                                               England                100%
CeNeS Contract Research Limited                                             England                100%
CeNeS Pharmaceuticals, Inc. (formerly Cambridge
     NeuroScience, Inc.)                                                    Delaware               100%
CeNeS (Bermuda) Limited                                                     Bermuda                80.1%
Cambridge Cognition Limited                                                 England                86.9%
Cambridge Cognition Guarantee Limited                                       England                100%

Subsidiary undertakings held indirectly
---------------------------------------
Cambridge Management Dynamics Limited                                       England                100%
CeNeS Research Limited (formerly Cambridge Cognition                        England                100%
Limited)

         The principal activity of CeNeS Limited is the development of drug products and services for the treatment of disorders of the central nervous system. The principal activity of CeNeS Pharmaceuticals Inc. was also the development of drug products.The principal activity of CeNeS Drug Delivery Limited was the development, under contract, of products using novel drug delivery systems. The principal activity of CeNeS Contract Research Limited was molecular biology and cell engineering contract research. The principal activity of CeNeS (Bermuda) Limited is the development of M6G and a combined M6G/Medipad(R) system for the treatment of pain. The principal activity of Cambridge Cognition Limited is the research, development, manufacture and sale of hardware, software and consultancy services related to cognitive function. Core Medica Limited, CeNeS Research Limited, Cambridge Cognition Guarantee Limited and Management Dynamics Limited are dormant companies.

         Post December 31, 2001 CeNeS Pharmaceuticals Inc and CeNeS Drug Delivery Limited were shut down under the re-structuring plan. CeNeS interests in Cambridge Cognition Limited and Cambridge Management Dynamics Limited were disposed of as part of the sale of the Cognition division completed in Q2 2002.

D.       PROPERTY, PLANT AND EQUIPMENT

      CeNeS leases all of its properties. It has three principal facilities:

                                                                Approximate
            Location                  Annual Rent              Size (sq. ft.)
            --------                  -----------              --------------
       Cambridge, England           (pound)110,000                     6,000
       Ayrshire, Scotland           (pound)163,000                    42,000
       Ayrshire, Scotland           (pound)154,000                    17,000



         The lease on CeNeS's Cambridge headquarters consists of two two-year short-term leases entered into in December 2001. The larger Scottish property is subject to a 25-year lease from February 1997 with rent review every five years. Following the closure of the Scottish Drug Delivery Division, CeNes is marketing this property seeking to assign or sub-let the lease. CeNeS has already sublet the smaller Scottish property that is subject to a 10-year lease from March 2000, with a rent review after five years. CeNeS also leases one smaller property with annual rental payments of less than (pound)20,000.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       OPERATING RESULTS

Overview

      Since its formation in 1995 CeNeS has been researching and developing central nervous system (CNS) related drugs and services. This strategy has been fundamentally changed as a result of the restructuring announced in October 2001. See Item 4.A. Information on the Company-History and Development of the Company.

         In addition to drug development, CeNeS generated revenues from four sources in 2001:

         o  sales of pharmaceuticals products,

         o  contract development activities through CeNeS Drug Delivery,

         o contract ion channel research activities through Channelwork, and

         o sales of products and services relating to cognition research through CeNeS Cognition.

Following the restructuring CeNeS Cognition has been sold and CeNeS Drug Delivery shut down.

         In the future, CeNeS intends to grow revenues to help fund the losses incurred in the drug development projects. CeNeS expects these revenues will come from expansion in existing pharmaceutical product revenue streams, as well as income-generating collaborations with major pharmaceutical companies interested in accessing CeNeS's development programs. CeNeS's strategy also includes the future acquisition of existing revenue-generating pharmaceutical products treating CNS disorders. Positive cash inflows from those sales will further assist in funding development. See statement regarding forward-looking statements in Item 3. Key Information.

         CeNeS's losses incurred since inception have resulted principally from expenditures on research and development. CeNeS expects to incur significant losses in the next few years. The losses will be primarily due to continuing development efforts, pre-clinical testing and clinical trials of its product candidates and acquiring additional products and development candidates. Results from operations may vary significantly from quarter to quarter depending on, among other factors, the progress of CeNeS's development efforts, the receipt, if any, of milestone payments, the timing of certain expenses, establishing collaborative research agreements and the revenues generated from CeNeS's existing products and/or any new acquisitions (especially the acquisition of existing pharmaceutical products).

Critical Accounting Policies

       Our accounting policies are summarized in note 3 to our consolidated financial statements. As stated above, we prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our significant estimates and assumptions include estimates we have made in relation to the impairment review of the goodwill held in the consolidated financial statements and the provisions necessary following the shut down of the drug delivery operations. Full details are disclosed in the consolidated financial statements and the notes thereto. Actual results could differ from those estimates.

       We consider the following policies to be the most critical accounting policies in understanding the estimates, assumptions and judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows. In addition, the application of the going concern basis of accounting involves a range of subjective judgements, principally in relation to our ability to service existing indebtedness through continued compliance with payment of interest due and the sufficiency of resources to allow the group to operate in the ordinary course and thereby realise its assets and discharge its liabilities in the normal course of business for a period of 12 months from the date of approval of the attached financial statements (June 28, 2002). These judgements are discussed in more detail in Item 3.D. Risk Factors, Item 5.B. Liquidity and Capital Resources, and in the to the attached notes to the financial statements.

       o      Intangible assets and investments

       Following the implementation of the restructuring program we have undertaken a thorough evaluation for impairment of all the group's goodwill. If an asset is deemed to be impaired it has been written down to its estimated fair market value based on the best information available. Future adverse changes in market conditions or poor operating results of the underlying subsidiaries or investments could result in losses or an inability to recover the carrying value of the assets. In assessing the recoverability of these assets we must make assumptions regarding estimated cash flows and factors to determine the fair value of the respective assets. If these estimates or related assumptions change in the future, we may be required to record impairment charges for these assets. A significant goodwill write down of (pound) 7.2 million has been made following the closure of the USA research facility under the restructuring plan to reflect the cessation of research activities in the USA.

       o      Revenue recognition

       In accordance with US GAAP, CeNeS only recognises revenues when there is persuasive evidence of an arrangement, delivery of products or services has occurred, the price of the transactions fixed and collectibility is reasonably assured. CeNeS has historically generated material revenues from product sales, the supply of services and out-licensing activities. Where contracts contain multiple elements, we make judgements on the value of revenue allocated to each element.

       o      Accounting for Elan transactions

       As described in note 10 to the consolidate financial statements, the company entered into two agreements with Elan Corporation plc. Details of the judgments we have made in connection with the accounting for these transactions is also set out in note 10.

       o      Restructuring provisions/asset write downs


      As a result of the restructuring plan which commenced in October 2001 CeNeS has shut down the drug delivery division. This division has a large manufacturing facility in leased premises on a long lease which is now surplus to requirements and is being actively marketed for assignment. The fixed assets in the facility have been written down by (pound)3.3 million to their estimated realisable value of (pound)0.25 million. A provision has also been made in the accounts for the year ended December 31, 2001 for the next five years' lease costs totalling (pound)0.9 million which is management's best estimate of the time that it will take to sub-let the facility.

Revenues

      Revenues in the year ended December 31, 2001 increased to (pound)7.1 million from (pound)4.8 million in the year ended December 31, 2000. These revenue figures include (pound)2.2 million and (pound)2.5 million respectively from the discontinued drug delivery division. CeNeS's business model provides for revenue generating activities which help offset the expensive development cash burn associated with small biotechnology companies. CeNeS had four revenue generating divisions in 2001:

CeNeS Pharmaceuticals markets and sells CNS and pain pharmaceutical products. This business was established in September 2000 following the acquisition of three products from Glaxo Wellcome. The products cost (pound)10 million and were launched in the CeNeS name on November 1, 2000.

CeNeS Drug Delivery develops under contract controlled release drugs in a range of therapeutic areas. CeNeS recognized its first contract revenues relating to CeNeS Drug Delivery during 2000, after acquiring the drug delivery business in December 1999. This business has been shut down in 2002 under the restructuring.

Channelwork provides contract electrophysiology and molecular biology services. Since 1998, CeNeS ion channel expertise has carried out contract research, with sales of (pound)0.4 million in the year ended December 31, 2001. This business has been reorganised under the restructuring and is now focused on the sale of its novel technology.

CeNeS Cognition sells products and services related to cognition research to the academic and pharmaceutical markets. Since early 1997 CeNeS has made sales from its cognitive testing division. For the year ended December 31, 2001, these sales totaled (pound)1 million. This business was sold in May 2002 under the restructuring plan.

Expenses

         CeNeS divides its costs and expenses into the following two main categories, general and administrative expenses and research and development expenses. General and administrative expenses represents all overheads which are not related to research and development activity. Where appropriate overheads are allocated between the two categories on an equitable basis.

Taxes

         All group companies have historically been loss making and the group has substantial tax losses carried forward.

Segmental Reporting

         The Company has three distinct revenue generating activities, namely licensing, sales of products and sales of services, within its four reportable segments: Pharmaceuticals, Drug Delivery, Channelwork and Cognition. Licensing includes revenues generated from the sale of licences held for drug delivery as well as drug development technologies. Product sales includes the sales of CeNeS Cognition equipment and systems to be used in cognition research and clinical assessment in hospitals, research groups and major pharmaceutical companies. Product sales also include the sale of pharmaceutical products by CeNeS pharmaceuticals division. Services sales includes revenues generated by Channelwork which provides ion channel and molecular biology contract research services to the pharmaceutical industry and also revenues generated by the CeNeS Drug Delivery contract drug delivery development business.

Results of Operations

Year Ended  December 31, 2001 compared to the year ended December 31, 2000

Revenues

         CeNeS total revenues increased to (pound)7.12 million in the year ended December 31, 2001 from (pound)4.78 million for the year to December 31, 2000. The 2001 and 2000 revenue figures include revenues of (pound)2.47 million and

(pound)2.21 million from the discontinued operations of the drug delivery division (CeNeS Drug Delivery Limited). Excluding discontinued revenues the total revenues in the year ended December 31, 2001 were (pound)4.65 million.

         Revenues from products increased to (pound)4.2 million in the year ended December 31, 2001 reflecting the first full year's contribution of the pharmaceutical products division and continuing sales of the cognition division.

         Revenues of (pound)2.47 million from the discontinued operations of the drug delivery division for the year ended December 31, 2001 include (pound)1.82 million relating to the deferred portion of revenue due from a licensing arrangement CeNeS entered into with Bioglan Pharma in April 2000. Following Bioglan's entry into administration and the termination of the CeNeS/Bioglan agreements in April 2002 the deferred balance has been taken in full as revenue during the year ended December 31, 2001. In April 2000, CeNeS entered into an agreement with Bioglan Pharma for the sale of licenses for (pound)2.1 million. In accordance with SAB 101, "Revenue Recognition in Financial Statements," the granting of the license was not deemed to be the culmination of a separate earnings process as CeNeS was committed to providing services to Bioglan Pharma throughout the contract period. Therefore, the license fee was deferred and was being released to revenue over a period of five years, that being the period after which CeNeS may terminate the agreement. Accordingly, (pound)1.82 million may was deferred at December 31, 2000.

         Services revenues have decreased to (pound)0.2 million in the year ended December 31, 2001 from (pound)0.4 million for the year to December 31, 2000. This reflects the difficult trading environment that faced the contract research divisions.


Cost of Revenues

         Cost of revenues increased to (pound)2.1 million in the year ended December 31, 2001 from (pound)1.0 million for the year to December 31, 2000 primarily as a result of the Company's first full year's trading of its pharmaceutical products division and the continuing cost of sales from the Cognition division. In addition cost of revenues were incurred in the years ended December 31, 2001 and 2000 of (pound)0.71 million and (pound)0.69 million respectively from the discontinued operations of the drug delivery division (CeNeS Drug Delivery Limited).


General and Administrative Expenses

         General and administration expenses increased to (pound)8.8 million in the year ended December 31, 2001 from (pound)3.5 million for the year to December 31, 2000. The increase is mainly due to the inclusion in the year ended December 31, 2001 of an expense of (pound)2.2 million being the full year's amortisation of the goodwill charge relating to the pharmaceutical products acquired in September 2000. The product amortisation charge for the year ended December 31, 2000 was (pound)0.5 million. The increase also reflects the inclusion of the US operations for a full year in 2001. General and administration charges incurred in the years ended December 31, 2001 and 2000 from the discontinued operations of the drug delivery division (CeNeS Drug Delivery Limited) and the US operations CeNeS Pharmaceuticals Inc. are included in the Loss from operations and loss on disposal of discontinued operations of CeNeS Pharmaceuticals Inc. and CeNeS Drug Delivery Limited section below.

Research and Development Expenses

         Research and development expenses decreased by (pound)0.8 million to (pound)15.8 million in the year ended December 31, 2001 from (pound)16.6 million for the year ended December 31, 2000.

         During the year ended December 31, 2001 licences costing (pound)10.7 million to certain drug delivery technologies acquired as part of the Elan business venture have been written off. In the year ended December 31, 2000 licences acquired costing (pound)12.1 million were written off.

         Research expenses also include (pound)1.3 million that relates to a write off of the prepayment that was made during 2001. The prepayment arose as a result of the arrangements entered into with Bioglan Pharma. These arrangements were terminated in April 2002 following Bioglan's entry into administration. As a result of these arrangements, CeNeS had recognized a prepayment of (pound)1.6 million representing amounts invoiced in advance by Bioglan Pharma in respect of development work that was being undertaken by Bioglan on behalf of CeNeS later in 2001. The prepayment was being reduced as the development costs were being expensed. The increase in research and development is offset by the write back of (pound)2 million relating to money that was owed to Bioglan under CeNeS/Bioglan licensing agreements that were terminated following Bioglan's entry into adminstration.

         In addition, research and development expenses were incurred in the years ended December 31, 2001 and 2000 of (pound)2.6 million and (pound)1.3 million respectively from the discontinued operations of the drug delivery division (CeNeS Drug Delivery Limited) and the US operations CeNeS Pharmaceuticals Inc.. These expenses are included in the analysis of the loss from operations and loss on disposal of discontinued operations of CeNeS Pharmaceuticals Inc. and CeNeS Drug Delivery Limited in the next section.


Loss from operations and loss on disposal of discontinued operations of CeNeS Pharmaceuticals Inc. and CeNeS Drug Delivery Limited

         The loss from operations and loss on disposal of discontinued operations of CeNeS Pharmaceuticals Inc. decreased to (pound)9.78 million in the year ended December 31, 2001 from (pound)19.48 million for the year ended December 31, 2000. The decrease is primarily due to inclusion of the write off in the year ended December 31, 2000, in full, of in-process research and development of (pound)19.3 million arising on the acquisition of Cambridge NeuroScience, Inc.. The decrease is offset by a goodwill write off in 2001 of (pound)7.2 million on closure of the CeNeS Pharmaceutcial Inc. facility and research programmes. Also, there was an increased operating loss in CeNeS Pharmaceuticals Inc of (pound)2.6 million for the year ended December 31, 2001 up from (pound)0.15 million in the year ended December 31, 2000.


         Loss from operations and loss on disposal of discontinued operations of CeNeS Drug Delivery Limited increased to (pound)5.67 million in the year ended December 31, 2001 from (pound)2.85 million for the year ended December 31, 2000. This increase is primarily due to the provisions made at the end of 2001 arising from the restructuring programme commenced in Q4 2001 as the drug delivery division was shut down. As a result, provisions have been made which relate to a write down of (pound)3.3 million of the fixed assets in Scotland to their expected realisable value and also a provision for (pound)0.9 million which relates to an onerous lease provision for the main premises in Scotland.

Year Ended December 31, 2000 compared to the Year Ended August 31, 1999

Revenues

         CeNeS total revenues increased to (pound)4.8 million in the year ended December 31, 2000 from (pound)0.8 million in the year ended ended August 31, 1999.

          Revenues from the sale of products increased to (pound)2.2 million in the year to December 31, 2000 from (pound)0.7 million for the year to August 31, 1999 reflecting the growth of the Cognition division, the commencement of sales of pharmaceutical products acquired in September 2000 and CeNeS's first sale of its AutoPatch technology.

         CeNeS's drug delivery division recorded its first licence fee income of (pound)1.1 million, in the year to December 31, 2000, from the sale of licences for its drug delivery technologies. The drug delivery licensing revenues included (pound)0.5 million received from Bioglan Pharma for certain European marketing rights. In April 2000, CeNeS entered into an agreement with Bioglan Pharma for the sale of licenses for (pound)2.1 million. In accordance with SAB 101, "Revenue Recognition in Financial Statements," the granting of the license is not deemed to be the culmination of a separate earnings process as CeNeS is committed to providing services to Bioglan Pharma throughout the contract period. Therefore, the license fee has been deferred and will be released to revenue over a period of five years, that being the period after which CeNeS may terminate the agreement. Accordingly, (pound)1.82 million was deferred at December 31, 2000.

         Revenue was further increased in the year to December 31, 2000 by the first income from its contract drug delivery business that was acquired in December 1999 as part of Core Group plc. In total, revenue from contract ion channel research services and from contract drug delivery development increased from (pound)0.1 million in the year to August 31, 1999 to (pound)1.5 million in the year to December 31, 2000.

Cost of Revenues

         Cost of revenues for products increased to (pound)0.84 million in the year ended December 31, 2000 from (pound)0.3 million in the year ended August 31, 1999 as a result of the Company's first pharmaceutical product sales and the increase in sales for the Cognition division.

         Cost of revenues for services increased as a result of the Company's first revenue generating activities at its contract drug delivery division and through increases in the Channelwork business. Overall cost of revenues for services increased to (pound)0.87 million for the year to December 31, 2000 from (pound)51,000 for the year to August 31, 1999.

General and Administrative Expenses

         General and administrative expenses increased to (pound)4.8 million in the year ended December 31, 2000 from (pound)1.0 million in the year ended August 31, 1999. The increase is primarily due to the acquisition of Core Group plc in December 1999 and also the rapid growth of CeNeS in the intervening period. Included in general and administrative expenses for the year to December 31, 2000 and the year to August 31, 1999 is amortization of goodwill of (pound)0.6 million and (pound)nil respectively.

Research and Development Expenses

         Research and development expenses increased to (pound)39.2 million in the year ended December 31, 2000 from (pound)5.7 million in the year ended August 31, 1999. The increase is primarily due to the write off, in full, of in-process research and development of (pound)19.3 million arising on the acquisition of Cambridge NeuroScience, Inc. and the write-off of licenses acquired in the period costing (pound)12.1 million. The licenses relate to early stage drug development and drug delivery technologies acquired from Bioglan Pharma and BTG. The licenses acquired from Bioglan Pharma add to CeNeS's CNS and pain drug development portfolio as well as CeNeS interest in drug delivery technologies.

         Under the June 2000 agreement CeNeS paid (pound)5.5 million for future access to one of Bioglan Pharma's drug delivery technologies for use with a compound to be selected by CeNeS. Novel drug delivery methods are increasingly used to justify higher pharmaceutical product prices and/or provide better effectiveness and therefore are important to help maximize future returns. The agreement gives CeNeS access to this technology for five years from date of signing.

         The clinical development will incur significant costs of approximately (pound)1.5 million to (pound)2.0 million once CeNeS exercises its right to the technology. These costs will be incurred in formulating the planned pharmaceutical product and completing clinical trials to prove its effectiveness. The magnitude of these costs is largely dependent on the active compound chosen by CeNeS. If it is a new chemical entity significant toxicology and safety trials will also be required, the costs associated with which have yet to be determined with any certainty. The eventual success of the product developed using the drug delivery technology will also depend on the effectiveness of the active drug in the new formulation. In addition, regulatory approvals will be required in advance of any commercialization of an eventual product.

         CeNeS has not yet exercised its right to access the Bioglan Pharma technology. Due to the stage of development, there is significant uncertainty surrounding the commercial prospects arising from this technology, including the nature of the market size or market penetration associated with any eventual product. The purchase price of the license has been recorded as an expense in the profit and loss account as the license has no demonstrable revenue generating capacity and will have no alternative future uses in the event the product development proves to be not feasible.

         In January 2000, CeNeS paid (pound)1.75 million for an exclusive European license in respect of the research and development for a sublingual opioid analgesic being developed by Bioglan Pharma. This agreement was extended in June 2000 to include rights to Japan, China and the Far East for a cash consideration of (pound)4.0 million. Both these deals added to CeNeS's CNS and pain focused drug development pipeline. Under the January agreement CeNeS agreed to pay (pound)1.5 million to fund the forecast costs of the clinical development program of the sublingual opioid analgesic. The program commenced in the fourth quarter of 2000 and is expected to complete in 2002. The total payments due to Bioglan Pharma under the January 2000 agreement are (pound)3.25 million. These are payable in stages and payment will be complete in 2003.

         It should be noted that the Bioglan/CeNeS agreements referred to above were all terminated in April 2001 following Bioglan's entry in to administration. The accounting effects of these terminations are discussed in the analysis preceding this section on the year ended December 31, 2001.

         In the event the clinical development program is successful, CeNeS would then seek approval from regulatory authorities before being marketed. There is no certainty that such approval would be granted. Due to the stage of development, there is also significant uncertainty surrounding the commercial prospects arising from this technology. CeNeS believes that the future costs associated with the future clinical development and eventual commercialization of this product would be approximately (pound)1.0 million in the United Kingdom and Europe with the resulting drug being marketed in the United Kingdom in 2003 and subsequently in Europe in the next two years under the European mutual recognition process. The timing of any possible product launch in Japan, China and the Far East is likely to be later than the United Kingdom and European launches and is dependent on the commercial success in those markets. CeNeS may decide to share the significant costs in those markets by collaborating with a strategic Asian partner.

         The purchase price of the license has been recorded as an expense in the statement of operations as the license purchase has no demonstrable revenue generating ability and will have no alternative future uses in the event the product development proves to be not feasible.

         There have been no events subsequently that might impact the future success of these development projects.

         The BTG license is for the hydrogel polymer technology that will be used in manufacturing Moraxen, a product developed by the CeNeS drug delivery business. Moraxen is a sustained release drug delivery formulation of morphine delivered via non-oral routes. It can be used to treat pain in terminally ill cancer patients and is being launched in the fourth quarter of 2000. Moraxen has only recently obtained regulatory approval and has yet to be launched commercially. Given the new technology inherent in the product CeNeS has no indication of the likely commercial success of this product. The purchase price of the license has been recorded as an expense in the profit and loss account as there is no assurance that any future revenues of Moraxen will support the purchase price of the license acquired. In the event Moraxen is unsuccessful, the technology would have no alternative future uses by CeNeS.

         At the time of acquiring the licenses, Bioglan Pharma subscribed for shares in CeNeS at a premium to market value. This series of transactions has been accounted for as a multiple elements arrangement and therefore the fair values were attributed to the equity subscription and the purchases of the licenses. Accordingly (pound)135,000, representing the premium of the aggregate value of the share subscription over the market value of the shares, has been recorded in the income statement of CeNeS as a reduction to the purchase price of licenses written off.

         The increase in research and development expenses also reflects the establishment of the laboratories at CeNeS and the acquisition of Core Group plc in December 1999.

         Net interest income increased to (pound)0.6 million in the year ended December 31, 2000 from (pound)0.3 million in the year ended August 31, 1999 due to higher levels of cash and liquid investment.

         CeNeS incurred a net loss of (pound)40.3 million in the year ended December 31, 2000 increased from (pound)5.8 million in the year ended August 31, 1999. The increase was principally due to the write-off of licenses acquired with a value of (pound)12.1 million, the write off of in-process research and development costs arising on the acquisition of Cambridge NeuroScience, Inc., valued at (pound)19.3 million, and with the rapid growth of the research and development division of the group in this period. This increased cost is mitigated by the revenues generated from the trading divisions of the CeNeS group.

Four Months Ended December 31, 1999 and Four Months Ended December 31, 1998

Revenues

            CeNeS total revenues decreased to (pound)0.22 million in the four months ended December 31, 1999 from (pound)0.29 million in the four months ended December 31, 1998 due to the irregular nature of the revenues during any given period. Overall, annual sales revenues since 1997 have been increasing. In the four months ended December 31, 1999 CeNeS revenues consisted primarily in revenues of (pound)0.17 million from the diagnostic products of the cognitive testing division and revenues of (pound)0.06 million from contract ion channel research.

Cost of Revenues

            CeNeS's total cost of revenues decreased to (pound)0.09 million in the four months ended December 31, 1999 from (pound)0.12 million in the four months ended December 31, 1998 due to the overall decrease in revenues. Cost of revenues consists primarily of payroll expenses, manufacturing overheads and consumable costs.

General and Administrative Expenses

            General and administrative expenses increased to (pound)2.17 million in the four months ended December 31, 1999 from (pound)0.35 million in the four months ended December 31, 1998. The increase is primarily due to the allocation of an appropriate portion (approximately one third) of the share based compensation charge of (pound)4.89 million caused by the acquisition of Core Group plc triggering the vesting of the CeNeS options. The four months ended December 31, 1999 include two-weeks results of Core Technologies (subsequently renamed CeNeS Drug Delivery) following the reverse acquisition of the Core Group by CeNeS on December 13, 1999.

Research and Development Expenses

            Research and development expenses increased to (pound)5.0 million in the four months ended December 31, 1999 from (pound)1.13 million in the four months ended December 31, 1998. This increase is primarily due to the allocation of an appropriate portion (approximately two thirds) of the share based compensation charge of (pound)4.89 million. The increase also reflects the establishment of the laboratory facilities at CeNeS head office in August 1999. Previously, CeNeS's research had been carried out by a small team of scientists employed in London and by funding external research projects at universities. From mid-1999 onwards, extra scientists were recruited and the majority of CeNeS's research was carried out at the new laboratories. Research and development expenses include staff costs, laboratory consumables, external research, external clinical trial costs and intellectual property costs. The increase is primarily due to extra expenses on research staff costs and laboratory consumables.

            CeNeS incurred a net loss of (pound)6.97 million in the four months ended December 31, 1999 compared to a net loss of (pound)1.16 million in the four months ended December 31, 1998 primarily due to the share based compensation expense of (pound)4.88 million.

B.       LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 2001, the total of cash, cash equivalents and marketable securities decreased to (pound)2.1 million from a total of (pound)10.6 million at December 31, 2000.

         Since inception, CeNeS's cash expenditures have exceeded its revenues on an annualized basis. CeNeS's future capital requirements will depend on many factors, including, but not limited to, the progress of its research and development programs, the progress of preclinical and clinical testing, the time and costs involved in obtaining regulatory approvals, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments, changes in CeNeS's existing research relationships, the ability of CeNeS to establish collaborative arrangements, receipt of any license fees and royalties and acquiring additional facilities and capital equipment.

         CeNeS is of the opinion that taking into account the bank and other credit facilities available to the group and the funding available to CeNeS via the collaboration with Elan Corporation, CeNeS has sufficient working capital for its present requirements, that is, until at least July 2003. Further details of the Elan loans are given in note 10 to the consolidated financial statements. Changes in CeNeS's research and development plans or other events affecting CeNeS's operations, however, may result in accelerated or unexpected expenditures. If additional funds are raised by issuing equity securities as part of a financing, dilution to existing stockholders may result and future shareholders may be granted rights superior to those of existing stockholders.

Cash Flows from Operations

         Net cash used in operating activities decreased to (pound)19.2 million for the year ended December 31, 2001 from (pound)26.0 million for the year ended December 31, 2000.

         CeNeS Limited currently has three significant licensing agreements for the development of novel drugs or drug delivery technologies. The agreements are with Novo Nordisk, British Technology Group (BTG), Glaxo Wellcome and Elan Corporation. All the agreements have been negotiated at arm's length and the terms detail royalty and milestone payments to be received or paid by CeNeS depending on the commercial success of the licensed technology. There are no minimum payments under these agreements apart from the BTG hydrogel agreement under which CeNeS is entitled to receive (pound)1 million in cash in exchange for CeNeS ordinary shares to be issued at 25p in December 2002. The same agreement contains the only guaranteed minimum payment to be made under these contracts - a payment by CeNeS to BTG of (pound)1 million in cash in December 2002 (subject to completion of the subscription by BTG).

         Two of the agreements have period restrictions. The June 2000 BTG hydrogel license ends ten years after the first sale of any product in a country in which CeNeS has been granted a license. The November 1997 Novo Nordisk agreement ends on the expiration of the last patent over which CeNeS has rights under the agreement in 2018.

         Cash milestone payments under the agreements are to be paid or received by CeNeS depending on the commercial or clinical success of the licensed technology. The cash milestone payments and receipts are triggered by successful completion of clinical trials and/or eventual product launch.

         CeNeS also purchased product licenses for three marketed pharmaceutical products from Glaxo Wellcome for (pound)10.25 million in 2000.

Financing and Investing

         During the year ended December 31, 2001, CeNeS has undertaken a major restructuring with the aim of reducing its cash burn so that the Company going forward could be self funding into 2003 without requiring to return to the financial markets for extra funds.

         During 2001 CeNeS has raised (pound)5.7 million by equity issuances to Elan Corporation plc which now holds 9.9% of outstanding CeNeS shares. CeNeS announced shareholder approval of the CeNeS/Elan business venture on June 25 2001. The business venture combines CeNeS' lead pain candidate, M6G with Elan's Medipad drug delivery technology. At the same time Elan subscribed for 7,799,332 shares at 54p raising (pound)4.2 million. Elan also received warrants over 779,933 CeNeS ordinary shares at an exercise price of 79.26p. To assist in the equity funding of the business venture, CeNeS issued to Elan a US$12,015,000 ((pound)8.7 million) convertible exchangeable loan instrument. The note has fixed term of 8 years and bears interest at a rate of 5%. This instrument can be, in certain circumstances, redeemed in CeNeS shares, repaid in cash or exchanged for shares in the business venture at the option of Elan. There is an additional US$6,408,000 convertible loan instrument that may be drawn down based on CeNeS and Elan's agreement to assist in the funding of the clinical development programme of the business venture. Under the extension of the Elan/CeNeS business venture announced in October 2001, the funding available under the convertible loan instrument was increased by a further $1,602,000. Elan also subscribed for a second tranche of 9,149,885 shares at 16.5p raising (pound)1.5 million. Elan also received further warrants over 914,988 CeNeS ordinary shares at an exercise price of 31.6p.

       Contractual Obligations and Commercial Commitments

       Our contractual obligations and commercial commitments are summarized in the table below, and are fully disclosed in our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

                                                                    Payments Due by Period
                                                          Less than                                  After
                                              Total       1 year            1-3 years     4-5 years  5 years
                                              -----       ------            ---------     ---------  -------
Contractual Obligations
-----------------------
                                                                      (in millions of(pound))
Long-term convertible debt.............              8.7        -             -             -            8.7
Capital lease obligations..............              0.2       0.2            -             -             -
Operating leases.......................             4.34       0.7           1.24          0.2           2.2
Unconditional purchase obligations.....                -        -             -             -             -
Other long-term obligations............              1.0       1.0            -             -             -
--------------------------------------------- ----------- -------------- ------------- ------------- -------------
Total contractual obligations..........            14.24       1.9           1.24          0.2           10.9
--------------------------------------------- ----------- -------------- ------------- ------------- -------------

         We have no other contractual or commercial commitments.


C.       RESEARCH AND DEVELOPMENT, PATENTS, LICENSES, ETC.


         For a discussion of the Company's research and development activities and patents and licences, see Item 4.B. Information on the Company - Description of Business.


D.       TREND INFORMATION

         See Items 5.A. Operating and Financial Review and Prospects--Operating Results and 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources for a discussion of information required by this item.



ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         The following lists the directors on the board and the company secretary.

        Name                         Age       Position
        ----                         ---       --------

        Alan G. Goodman              51        Chairman

        Neil R. Clark                40        Chief Operating Officer, Finance
                                               Director and Company Secretary

        John Buckle                  51        Pharmaceutical Operations
                                               Director

        Tim Wright(Elan nominee)     44        Non-Executive Director

        T. Ronald Irwin              65        Non-Executive Director

      Alan G. Goodman, Chairman, joined CeNeS's board of directors in August 1996, and became Chairman in December 1999. He co-founded Peptide Therapeutics Group plc (now Acambis plc), or Peptide, in November 1993 and held a number of positions at Peptide until May 1999, including Chief Executive and, from February 1997, Deputy Chairman and Regional Director, North America. In 1991 he established Advanced Technology Management, or ATM, a company that has completed a number of significant transactions in the healthcare sector. In 1989, he joined the board of Medeva plc as a director, in addition to acting as Chief Executive of several of the group's diagnostic and pharmaceutical companies. In addition to CeNeS, he is Chief Executive of Avlar Bioventures Limited and sits on the board of directors of Advance Technology Management Limited, ATM Investments Limited, ATM Global Investments Limited, Amura Limited, Aclar Limited, Avlar Bioventures Limited, Quantum Healthcare Fund (Carried Interest Partner) Limited, Quantum Healthcare Fund (General Partner) Limited, Pinco 1182 Limited, Paperpark Limited, Intercytex Limited, DeNovo Pharmaceuticals Limited, Incenta Limited, Paradigm Therapeutics Limited, Mika Medical Innovation Limited and Quantum Healthcare Fund Manager.

      Neil R. Clark, Chief Operating Officer and Finance Director, joined CeNeS Limited in November 1997 as Financial Controller and was appointed Company Secretary in December 1998 and Finance Director in July 2000. From February 1997 until October 1997, he was Financial Controller at Simoco, a former division of Philips Electronics. From September 1987 until February 1997, he held positions at Coopers & Lybrand. Neil was appointed Chief Operating Officer in October 2001.

      John Buckle, Pharmaceutical Operations Director, John has a PhD in Physiology and has worked in the pharmaceutical industry for 22 years with companies such as Wyeth, Smith & Nephew, Wellcome (now GlaxoSmithKline) and Sanofi. John has extensive UK and international experience in strategy, business development marketing and general management. John joined CeNeS in 1999 to start the pharmaceutical business and was made Pharmaceutical Operations Director in November 2001.

      Tim Wright, Non-Executive Director, has served on CeNeS board of directors since October 2001 and has 20 years experience of the pharmaceutical industry experience holding senior management positions in the United States, Canada and Europe. Timothy is currently President of Elan Biopharmaceuticals, International. Prior to working for Elan he has held senior positions with Cardinal Health and Dupont Merck. Elan has the right to nominate a non-executive director under the terms of the Elan/CeNeS business venture.

      T. Ronald Irwin, Non-Executive Director, has served on CeNeS's board of directors since October 1996. He held senior management positions at Marion Merrell Dow Ltd. from September 1969 until 1993, latterly as Chairman and Managing Director. He has also held positions at ICI plc, Wellcome Foundation and Sterling Winthrop Ltd. He was Commercial Director at British Biotech plc from April 1993 until his retirement in September 1996. Mr. Irwin also serves as a director of Xenova Limited, Xenova Group plc and Echo International Health Services Limited.

B.       COMPENSATION

         The following table summarizes the compensation paid in respect of the year ended December 31, 2001 to the directors or executive officers of CeNeS.

                           Summary Compensation Table
------------------------------------------------------------------------------------------------------------------------
Name and Principal Position                                                           Aggregate Annual
---------------------------                                                           ----------------
                                                                                      Compensation
                                                                                      ------------
------------------------------------------------------------------------------------------------------------------------
Executive

Daniel J. W. Roach, Chief Executive;                                            (pound)201,811

(resigned October 8, 2001)

Martyn R. G. Collett, Commercial Director;                                      (pound)159,961

(resigned October 8, 2001)

John W. Buckle, Pharmaceutical Operations Director; (appointed                  (pound)33,446
October 18, 2001)

Neil R. Clark, Chief Operating Officer, Finance Director and Company            (pound)143,921
Secretary; (appointed July 1, 2000)

Alan G. Goodman, Chairman;                                                      (pound)124,227

(appointed December 13, 1999)



Non-Executive

Michael Redmond, Non-Executive Director;                                        (pound)13,500

 (resigned October 3, 2001)

David A. Needham, Non-Executive Director;                                       (pound)13,500

(resigned October 3, 2001)

Paul C. O'Brien, Non-Executive Director;                                        (pound)13,500

(resigned October 1, 2001)

Harry W. Wilcox, III, Non-Executive Director;                                   (pound)13,500

(resigned October 1, 2001)

Ronald T Irwin, Non-Executive Director;                                         (pound)18,000

(reappointed  November 17, 1999)

Tim Wright, Non-Executive Director;                                             (pound)4,500

(appointed October 29, 2001)
------------------------------------------------------------------------------------------------------------------------

      The aggregate amount of compensation paid by CeNeS to all directors and officers as a group, for services in all capacities, for the year ended December 31, 2001 was (pound)739,866. In connection with Mr Wright becoming a non-executive director of CeNeS, he has entered into an appointment letter providing for directors' fees of (pound)18,000 per annum. The appointment may be terminated by such director or CeNeS on one month's notice.

         The aggregate amount paid by CeNeS during the year ended December 31, 2001 to provide for pension, retirement or similar benefits for CeNeS's directors under the CeNeS pension plan was (pound)52,185.

C.       OPTIONS TO PURCHASE SECURITIES FROM CENES

      The table below gives you certain information concerning options to acquire CeNeS ordinary shares by persons who serve as directors or executive officers of CeNeS as of December 31, 2001.

                                       Options to Purchase Securities from CeNeS

                                                       Number of
                                                   Ordinary Shares
                                               Underlying Options          Exercise               Expiration
Name                         Title of Plan                Granted             Price                     Date
----                         -------------                -------             -----                     ----
Alan G. Goodman (3)          Limited Plan (1)          2,023,864        (pound)0.049            January 2004
                             plc Plans (2)               126,923        (pound)1 in aggregate      June 2010
                             plc Plans (2)               928,125        (pound)1 in aggregate  December 2011
                                                       ---------
                             Total                     3,078,912

Neil R. Clark (3)            Limited Plan (1)            142,152        (pound)0.049         Sep.2004-Oct. 2006
                             plc Plans (2)                73,170        (pound)0.82                 May 2007
                             plc Plans (2)               100,961        (pound)1 in aggregate      July 2010
                             plc Plans (2)             1,176,563        (pound)1 in aggregate  December 2011
                                                       ---------
                             Total                     1,492,846

John W. Buckle               Limited Plan (1)            203,100        (pound)0.049            October 2006
                             plc Plans (2)             1,082,813        (pound)1 in aggregate  December 2011
                             plc Plans (2)               103,658        (pound)0.82                 May 2007
                                                       ---------
                             Total                     1,389,571
                             ---------                 ---------

(1) CeNeS Limited Unapproved Share Option Scheme.

(2) CeNeS Pharmaceuticals plc Exceutive Share Incentive Plan, CeNeS Pharmaceuticals plc Approved Share Option Scheme and CeNeS Pharmaceuticals plc Unapproved Share Option Scheme.

(3) Each of Messrs. Goodman and Clark have entered into option agreements with CeNeS Limited under which they have a right to subscribe at any time at par for a number of shares in CeNeS Limited. In the event that the option is exercised (the date for the exercise being seven years from the date of the grant of the option) the optionholder will be under an obligation to transfer his ordinary shares in CeNeS Limited to CeNeS in return for the issuance of ordinary shares in CeNeS on the same terms as the merger of Core Group and CeNeS Limited.

         The total number of CeNeS ordinary shares underlying options granted to CeNeS's current directors and executive officers is 5,961,329.


D.       BOARD PRACTICES

CORPORATE GOVERNANCE

         In June 1998 the Hampel Committee and the London Stock Exchange published the Combined Code on corporate governance. This combines the Cadbury Code on corporate governance, the Greenbury Code on Directors' remuneration and new requirements arising from the findings of the Hampel Committee.

Statement of compliance with the Code of Best Practice

         The company has complied throughout the year with the provisions of the Code of Best Practice set out in section 1 of the Combined Code except for the membership of the Remuneration and Audit Committees following the restructuring of the Board of the Company in October 2001. The Remuneration and Audit Committees post-restructuring include Mr A G Goodman who is executive Chairman of the company. The Combined Code (provisions B2.2 and D3.1) says that the Remuneration and Audit Committees should consist of non-executive directors. The Board consider the current structure acceptable given the reduced number of Board members.

Statement about applying the principles of Good Governance

         The company has applied the principles of Good Governance set out in section 1 of the Combined Code by complying with the Code of Best Practice as reported above. Further explanation of how the principles have been applied is set out below and, in connection with Directors' remuneration, in the Report of the Board to Shareholders on Directors' Remuneration.

Board of Directors

         The executive Directors of the company are fully involved with the management of the group at all levels, and the direction and control of the company. The board, that until October 2001 consisted of four executive and five non-executive Directors meets six times per annum. It is responsible for the business and commercial strategy, monitoring progress, the approval of financial statements and operating and capital expenditure budgets.

         The board has shown its commitment to dividing responsibilities for running the board and running the company's business by appointing Dr Daniel Roach and Mr Alan Goodman respectively as the Chief Executive and Chairman. Under the restructuring plan Dr Roach's role was assumed by the Finance director Neil Clark who took on the additional role of Chief Operating Officer.

         All Directors bring individual judgement to bear on matters of strategy, resources, performance and standards of conduct. Appropriate training is made available to Directors to assist them in the discharge of their duties as required. The Directors receive reports on the current and prospective activities of the group and have full and timely access to any other relevant information they may require.

         All Directors have direct access to the services and advice of the company secretary who is responsible for ensuring those relevant procedures, rules and regulations are complied with. The board as a whole determines the appointment and removal of the company secretary. Directors may, at the company's expense, seek independent legal advice on any matter relating to the discharge of their duties.

         Although all Directors are equally accountable legally, the non-executive Directors have a particular responsibility to ensure that actions proposed by the executive Directors are critically examined and thoroughly discussed. The non-executive Directors therefore fulfil a vital role in corporate accountability. The board considers that all of the non-executive Directors are independent of management and free from any business or relationship that could jeopardize the exercise of independent judgement. Dr David Needham was the senior independent non-executive Director to whom any relevant concerns should be addressed. On his resignation in October 2001, Mr Ron Irwin was nominated as the senior independent non-executive Director.

         All Directors are required to submit themselves for re-election at least every three years. Directors aged over 70 are required to submit themselves for re-election annually. The executive Directors have contracts of service that can be terminated by either party with a notice period of 12 months.

Audit committee

         Until the restructuring of the Board in October 2001, the audit committee comprised three non-executive Directors, Dr David Needham, Mr Ronald Irwin and was chaired by Mr Michael Redmond. Following the restructuring the audit committee comprised of Mr Ron Irwin, Mr Tim Wright and Mr Alan Goodman. It examines and reviews, on behalf of the board, internal controls, financial and accounting policies and practices, the form and content of financial reports and statements, and the work of external auditors.

Remuneration committee

         Until the restructuring of the Board in October 2001, the remuneration committee comprised three non-executive Directors, Mr Ronald Irwin, Mr Michael Redmond and was chaired by Dr David Needham. Post the restructuring the remuneration committee comprised of Mr Ron Irwin, Mr Tim Wright and Mr Alan Goodman. It makes recommendations to the board on the group's policy for executive remuneration and determines the individual remuneration packages on behalf of the board for the executive Directors of the group. Further matters are covered in the Report of the Board to Shareholders on Directors' Remuneration.

Nominations committee

         The nomination committee, which is chaired by Mr Ronald Irwin, makes recommendations to the board regarding all new board appointments. The nominations committee members are the Chairman, Mr Ron Irwin and Mr Tim Wright.

Relations with shareholders

         The board attaches a high priority to effective communications with all shareholders. The announcement of interim and full year results is used as a forum for shareholders to have a dialogue with the Chairman and Directors.

         In addition the company has established a web site (www.cenes.com) to further aid communications.

         The Directors seek to build on a mutual understanding of objectives between the company and its institutional shareholders by making regular presentations, obtaining feedback and providing training to managers involved in investor relations.

Internal control

         The group now fully complies with the Combined Code's provisions on internal control, having established procedures to implement the guidance issued in September 1999 as the Turnbull Report, and by reporting in accordance with that guidance.

         The Board has applied Principle D.2 of the Combined Code by establishing a continuous process for identifying, evaluating and managing the significant risks faced by the group.

         The board of directors is responsible for identifying, evaluating and managing the significant risks faced by the group. The Board is also responsible for ensuring that the group maintains a sound system of internal control to address those risks and, therefore to safeguard shareholders' investments and the group's assets. The directors have reviewed the effectiveness of internal control during the year and up to the date of signing 2001 financial statements.

         The board has formalised a continuous process for identifying and evaluating the significant risks faced by the group and for monitoring the effectiveness of internal controls to manage those risks. Identification and evaluation of risks is an integral part of the board's business planning process. Monitoring internal controls has and will continue to include the scrutiny of reports prepared by management and in depth review. All weaknesses identified will be reviewed. As part of this process the Audit Committee will consider and report to the board on any matters arising from the work undertaken by the external auditors and will undertake a periodic review to consider the need to establish an internal audit function.

         In compliance with Provision D.2.1 of the Combined Code, the board has undertaken a specific review, which is anticipated to be revisited at least annually, to evaluate the effectiveness of the process of identifying, evaluating and managing risks. The reviews covered all controls, including financial, operational and risk management controls and risk. The board also reviewed the effectiveness of the group's system of internal control.

         There are inherent limitations in any system of internal control. Internal controls can only manage and not eliminate the risk of a failure to achieve business objectives or of other losses. Internal controls can therefore provide only reasonable, and not absolute, assurance against material misstatement or loss.

Going concern

         The group is engaged in development of biopharmaceutical products and expects those activities to absorb liquid resources until such products begin to be commercialised. After having made due enquiries, the directors have a reasonable expectation that the group will have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in the financial statements.

Directors' responsibilities

Financial statements, including adoption of going concern basis

         Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the group and of the profit or loss of the group for that period.

         In preparing those financial statements, the Directors are required to:

o select suitable accounting policies and then apply them consistently;

o make judgements and estimates that are reasonable and prudent; and

o state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

Other matters

         The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Employees

         The number of persons we employed as of December 31, 1998, 1999, 2000 was 41, 103 and 134, respectively. The restructuring programme (refer to Item
4A) commenced in Q4 2001 and as of December 31, 2001, 85 employees were based in the U.K. As at June 2002 there are 23 employees left within CeNeS after the restructuring and the sale of Cambridge Cognition Limited.

E.       SHARE OWNERSHIP

         As of June 30, 2002, the following directors of CeNeS held interests in CeNeS ordinary shares of 10 pence each as set out below:

                                                                                          Interest in ordinary
                                                                                      shares of 10p each as of
Name                                                                                             June 30, 2002
----                                                                                             -------------
Mr. R T. Irwin                                                                                         36, 000
Mr. A. G. Goodman          (Notes                                                                   12,134,404
1 & 2)
Dr. J.W. Buckle (Note 3)             Appointed 18 October 2001                                          16,855
Mr. N. R. Clark                                                                                         52,600
Mr T Wright                          Appointed 29 October 2001                                               -

(1) 7,655,243 of these ordinary shares are held by ATM Investments Limited and by ATM Global Investment Limited, both companies limited by shares and are controlled by Mr. Goodman and Dr. Roach.

(2) Since December 31, 2001 Mr A G Goodman's interest has increased to 12,134,404 ordinary shares of which 8,638,176 are held by ATM Investments Limited and ATM Global Investments Limited. In addition, Mr Goodman's interest includes non-beneficial holdings of 1,600,000 ordinary shares held by pension funds of which Mr Goodman is a trustee.

(3) Dr J Buckle has exercised 830 CeNeS Limited options since December 31, 2001 and now holds 16,855 CeNeS Pharmaceuticals plc ordinary 10p shares.

(4) In respect of all other directors, there have been no changes in their interests in the share capital of the company since tDecember 31, 2001.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         The table below sets forth certain information regarding the beneficial ownership of our capital stock for the past three years by persons or entities that beneficially owned 5% or more of our voting securities on June 30, 2002.

                                                     As of December 31,                                   As of June 30
                                   1999                     2000                     2001                     2002
-----------------------------------------------------------------------------------------------------------------------------
                                        % of                     % of                       % of                    % of
                             No. of     share       No. of       share        No. of        share      No. of        share
                             shares     capital     shares      capital       shares       capital     shares      capital
                             ------     -------     ------      -------       ------       -------     ------      -------
3i Group plc              17,483,345    20.3%     17,033,345     12.7%      7,898,845       4.7%     -              -

Bioglan Pharma plc        -             -         8,965,866      6.7%       8,965,866       6.7%     -              -

ATM Global Investments    5,208,922     6.0%      5,208,922      3.9%       7,655,243       4.5%     8,638,176      5.0%
Limited

Alta Berkeley VCV         4,957,026     5.5%      4,957,026      3.7%       4,957,026       3.7%     4,957,026      2.9%

MB Venture Capital Fund   4,444,444     5.2%      4,769,367      3.6%       4,769,367       3.6%     4,769,367      2.8%
Inv

Mees Pierson (Cayman)     4,061,538     4.7%      -              -          -               -        -              -
Limited

Prelude Trust plc         5,239,740     5.8%      5,239,740      3.9%       5,239,740       3.9%     5,239,740      3.1%

Elan International        -             -         -              -          16,949,217      9.9%     16,949,217     9.9%
Services Ltd

B.       RELATED PARTY TRANSACTIONS

         The following fees for normal services as non-executive directors and expenses were incurred during the period from the associated companies of the non-executive Directors of the Group as follows:

                                                                                           Group           Group
                                                                                            2000            2001
                                                                                    ((pound)'000)   ((pound)'000)
                                                                                    -------------   -------------
Alta Berkeley Associates (Dr. David A. Needham) (resigned October                             18              14
3, 2001)
Irwin Associates International (Mr. T. Ronald Irwin)                                          18              18
Bedeaton Limited (Mr. Michael Redmond) (resigned  October 3, 2001)                             5               -

         During the year the group sub-let offices at its Cambridge head office to Avlar Bioventures. Mr A G Goodman, CeNeS Pharmaceuticals plc's chairman is a director of Avlar Bioventures. Avlar Bioventures paid rents of (pound)22,000 to CeNeS during the year and amounts owed to CeNeS at December 31, 2001 were (pound)nil. On December 29, 2001 CeNeS assigned its Cambridge head office lease and sold certain fixtures, fittings and laboratory equipment for a consideration of (pound)600,000 to DeNovo Pharmaceuticals Limited. Mr A G Goodman is chairman of DeNovo Pharmaceuticals Limited. CeNeS paid rents of (pound)1,000 to DeNovo Pharmaceuticals Limited during the year. Amounts owed by CeNeS at December 31, 2001 were (pound)nil. All related party transactions in connection with the Cambridge property were completed on an arms length basis at market rents. There were no related party transactions with Mr AG Goodman in 1998, 1999 or 2000.

C.       INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.



ITEM 8.  FINANCIAL INFORMATION

A. Consolidated Statements and other Financial Information

         The financial statements required by this item are found in Item 18 of this Annual Report, beginning on page F-1.

         There are no material legal proceedings relevant to the Company.

B. Significant changes

         Not applicable.



ITEM 9.  THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS


         CeNeS ordinary shares are listed by the U.K. Listing Authority under the symbol "CEN.L." The table below shows the high and low closing mid-market prices for the CeNeS ordinary shares.

CORE GROUP PLC (pre-merger with CeNeS Limited)

                                                                                          Price Range
           Year Ended December 31,                                                  High          Low
           -----------------------                                                  ----          ---
           1997 (Core listed on March 3, 1997)                                     303.0 pence  160.0 pence
           1998                                                                    201.0 pence   38.5 pence


           1999
             First Quarter                                                          40.5 pence   35.0 pence
             Second Quarter                                                         37.5 pence   29.0 pence
             Third Quarter                                                          35.5 pence   32.5 pence
             Fourth Quarter (through December 12, 1999)                             39.5 pence   34.5 pence

CENES PHARMACEUTICALS PLC (post-merger with Core Group plc)

                                                                                          Price Range
           Year Ended December 31,                                                  High          Low
           -----------------------                                                  ----          ---
           1999
             Fourth Quarter (from December 13, 1999)                                88.0 pence   38.5 pence

           2000
             First Quarter                                                         135.0 pence   77.5 pence
             Second Quarter                                                        105.0 pence   72.5 pence
             Third Quarter                                                          93.0 pence   78.5 pence
             Fourth Quarter                                                         81.5 pence   53.5 pence

           2001
           First Quarter                                                            62.5 pence   38.0 pence
           Second Quarter                                                           44.0 pence   34.5 pence
           Third Quarter                                                            40.5 pence   15.75 pence
           Fourth Quarter                                                           14.5 pence    6.5 pence


            January 2002                                                             7.0 pence    6.50 pence
            February 2002                                                            6.75 pence   6.25 pence
            March 2002                                                               7.0 pence    6.5 pence
            April 2002                                                               8.5 pence    6.75 pence
            May 2002                                                                 8.5 pence    7.75 pence
            June 2002 (through June 30 2002)                                         8.5 pence    6.75 pence

B.       PLAN OF DISTRIBUTION

         Not applicable.

C.       MARKETS

         CeNeS's ordinary shares commenced trading on the London Stock Exchange on December 13, 1999 following the merger with Core Group plc. Prior to December 13, 1999 there was no market for the ordinary shares.


D.       SELLING SHAREHOLDERS

         Not applicable.


E.       DILUTION

         Not applicable.


F.       EXPENSES OF THE ISSUE

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         Not applicable.


B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         A summary of the principal provisions of the Group's Memorandum and Articles of Association are hereby incorporated by reference to the Registration Statement on Form F-4 (filed with the Securities and Exchange Commission on July 11, 2000, SEC File No. 333-12270) relating to the acquisition of Cambridge NeuroScience Inc. Amendments Nos. 1,2 and 3 to the Form F-4 were filed with the SEC, on October 4, November 2, and November 13, 2000 respectively.

         A copy of both the Memorandum and Articles of Association of the Company has been filed with the Registrar of Companies. The Memorandum contains the fundamental provisions of the Company's constitution. The Articles contain the rules for the internal management and control of the Company.


C.       MATERIAL CONTRACTS

         For a description of contracts material to our business, see Item 4.B. Information on the Company - Description of Business.


D.       EXCHANGE CONTROLS

         There are no UK government laws, decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of the Company's ordinary shares who are non-residents of the UK.

         There are no limitations relating only to non-residents of the UK under English law or the Company's Memorandum and Articles of Association on the right to be a holder of, and to vote in respect of, the Company's ordinary shares.


E.       TAXATION

UK Tax Consequences of Owning CeNeS Shares

Taxation of Dividends

         There is no withholding tax on dividends paid by a UK company. Under the provisions of the income tax convention currently in force between the UK and the US, a US holder who is an individual or a corporate portfolio holder, who does not own 10% or more of the CeNeS shares (a "Corporate Portfolio Holder"), will be entitled to receive a payment from the UK Inland Revenue equal to the tax credit in respect of the dividend (the "Tax Treaty Payment") minus a withholding of 15% of the aggregate of the dividend and the tax credit (one-ninth of the dividend), meaning that the amount of the withholding will effectively eliminate the amount of Tax Treaty Payment. Thus, a US individual or US Corporate Portfolio Holder who is entitled to an (pound)80 dividend paid by CeNeS will receive (pound)80.


Taxation of Capital Gains
         A U.S. holder who is not resident or ordinarily resident in the United Kingdom for U.K. tax purposes will not be liable for U.K. tax on capital gains realized or accrued on the sale or other disposal of CeNeS ordinary shares unless the CeNeS ordinary shares are held in connection with a trade, profession or vocation carried on by such U.S. holder in the United Kingdom through a branch or agency which constitutes a permanent establishment or fixed base and the CeNeS ordinary shares are or have been used, held or acquired for the purposes of such trade, profession or vocation or such branch or agency.


U.K. Inheritance Tax
         A CeNeS ordinary share beneficially owned by an individual U.S. holder who is domiciled in the United States for the purposes of the Estate and Gift Tax Convention and is not domiciled in the United Kingdom for such purposes is not subject to U.K. inheritance tax on the individual's death or on a gift made by the individual during his or her lifetime provided that any applicable U.S. federal gift or estate tax liability is paid, except where the CeNeS share is part of the business property of a U.K., permanent establishment of the individual or pertains to the U.K. fixed base of an individual used for the performance of independent personal services. In a case where a CeNeS ordinary share is subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the Estate and Gift Tax Convention generally provides for tax paid in the United Kingdom to be credited against any tax payable in the United States and for tax paid in the United States to be credited against any tax payable in the United Kingdom, based on priority rules set forth in that convention. There are special individual rules applying to trusts. CeNeS ordinary shares held in a trust created by a U.S. holder who is not domiciled in the United Kingdom and is not a U.K. national will normally fall outside the scope of U.K. inheritance tax.


U.K. Stamp Duty and Stamp Duty Reserve Tax
         Transfers on sales of CeNeS shares will be subject to stamp duty (usually payable by the purchaser and at the rate of 0.5% of consideration for the transfer rounded up to the nearest (pound)5). The minimum amount of stamp duty payable in respect of transfers is (pound)5.

         An unconditional agreement to transfer such shares, if not completed by a duly stamped stock transfer form within two months of the day on which such agreement is made or becomes unconditional, will be subject to stamp duty reserve tax (payable by the purchaser at the rate of 0.5% of the consideration). However, if within six years of the date of the agreement an instrument of transfer is executed pursuant to the agreement and stamp duty paid on that instrument, any liability for stamp duty reserve tax will be cancelled or repaid.

         The above summary is not intended to constitute a complete analysis of all the UK tax consequences of the ownership or disposition of CeNeS shares. This discussion is included for general information purposes only and may not apply to a particular stockholder in light of such stockholder's particular circumstances. Stockholders are urged to consult their own tax advisers as to the particular tax consequences to them of the ownership or disposition of CeNeS shares, including the application of state, local and other foreign tax laws.


United States Federal Income Tax Considerations

         The following discussion is a general summary of certain aspects of current law and internal revenue practice in the United States as they apply to the holders of the ordinary shares of CeNeS Pharmaceuticals plc.

         Subject to the limitations described below, the following discussion describes the material U.S. federal income tax consequences to a holder that is a beneficial owner of our ordinary shares, referred to for purposes of this discussion as a "U.S. Holder," that is:

o        a citizen or resident of the United States,

o        a corporation (or other entity treated as a corporation for U.S.
         federal tax purposes) created or organized in the United States or under the laws of the United States or of any state,

o        an estate, the income of which is includible in gross income for U.S.
         federal income tax purposes regardless of its source, or

o a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

         This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase ordinary shares. This summary considers only holders that will beneficially own ordinary shares as capital assets, that is, generally as investments.

         This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed U.S. Treasury regulations promulgated thereunder, the current double taxation convention between the United States and the United Kingdom (the "Current Income Tax Convention") and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. The Current Income Tax Convention has been renegotiated by the revenue authorities of the United States and the United Kingdom (the "New Convention") to replace the Current Income Tax Convention, but it has not yet been ratified by the U.S. and U.K. governments and certain provisions continue to be under review by the U.S. and U.K. governments. The New Convention, when and if it comes into effect, will alter the tax treatment of dividends as described below. The following discussion assumes that U.S. Holders are residents of the United States for purposes of the Current Income Tax Convention and the New Convention and are entitled to the benefits of these conventions.

         Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to holders that are subject to special treatment, including:

o        taxpayers who are broker-dealers or insurance companies;

o        taxpayers who have elected mark-to-market accounting;

o        tax-exempt organizations;

o        financial institutions or "financial services entities";

o taxpayers who hold ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments;

o holders owning directly, indirectly or by attribution at least 10% of our voting power;

o        certain expatriates or former long-term residents of the United States;

o        taxpayers whose functional currency is not the U.S. dollar; and

o        taxpayers who received ordinary shares as compensation.

         This discussion does not address any aspect of U.S. federal gift or estate tax, or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity. Certain material aspects of U.S. federal income tax relevant to a beneficial owner other than a U.S. Holder (a "Non-U.S. Holder") are also discussed below.

         Each investor is advised to consult such person's own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our ordinary shares.

Taxation of Dividends Paid on Ordinary Shares

         We have never paid dividends, and we currently do not intend to pay dividends in the future. In the event that we do pay a dividend, and subject to the discussion of the passive foreign investment company, or PFIC, rules below under the heading "Tax Consequences if We Are a Passive Foreign Investment Company," a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including amounts in respect of the associated gross Tax Credit Amount described below before taking into account any U.K. withholding) on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of these earnings and profits will be applied against and will reduce the U.S. Holder's basis in the ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of ordinary shares. Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the date the distribution is received, regardless of whether the payment is in fact converted into U.S. dollars on such date. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

         U.S. Holders entitled to the benefits under the Current Income Tax Convention are, under the Current Income Tax Convention and current U.K. law, entitled to claim from the U.K. Inland Revenue a refund (the "Tax Credit Amount"), in an amount equal to 10% of the aggregate of the dividend and related tax credit (the related tax credit being an amount equal to one-ninth of the dividend) but subject to a U.K. withholding which effectively equals the Tax Credit Amount, meaning that no net payment of the Tax Credit Amount may be obtained from the U.K. Inland Revenue by such U.S. Holders. For example, a dividend of (pound)80.00 paid to such a U.S. Holder will result in no refund since the withholding will fully eliminate the Tax Credit Amount, and therefore, the U.S. Holder will only receive the (pound)80.00 dividend.

         A U.S. Holder who is an individual or a corporate portfolio holder who receives the (pound)80.00 dividend in the above example for U.S. federal income tax purposes should be considered to receive a dividend of (pound)88.89 ((pound)80.00 dividend plus a (pound)8.89 gross tax credit). Such U.S. Holder also should be considered to have paid (pound)8.89 of U.K. tax that, subject to the applicable limitations, could be creditable against such U.S. Holder's U.S. federal income tax liability. The consequences of these limitations will depend on the nature and sources of each U.S. Holder's income and the deductions appropriately allocated or apportioned thereto. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder should elect to receive a foreign tax credit or deduction with respect to any U.K. withholding. This election is made on Line 5 of IRS Form 8833 (Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b)). Such U.S. Holder should file a completed Form 8833 with the taxpayer's income tax return for the relevant year. Pursuant to this election, the U.S. Holder will be treated as having paid the U.K. withholding on the date of the distribution. No claim need be made with Inland Revenue concerning the Tax Credit Amount.

         A U.S. Holder will be denied a foreign tax credit for the Tax Credit Amount with respect to dividends received on the ordinary shares: (a) if the U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date; or
(b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property.

         Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted towards meeting the 16-day holding period required by the statute. In addition, distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes and will not qualify for the dividends-received deduction otherwise available to corporations.

         If the New Convention enters into force, the U.K. Tax Credit Amount and U.K. withholding described above will no longer apply to a U.S. Holder. The United Kingdom does not currently apply a withholding tax on dividends under its internal tax laws. Were such withholding imposed in the United Kingdom as permitted under the New Convention, the United Kingdom would be entitled in certain circumstances to impose a withholding tax at a rate of 15% on dividends paid to a U.S. Holder. A U.S. Holder who was subject to any such withholding should be entitled to a credit for such withholding, subject to applicable limitations, against such U.S. Holder's U.S. federal income tax liability. In such circumstances, a U.S. Holder would continue to be subject to the holding period requirements described above.

Taxation of the Sale or Exchange of Ordinary Shares

         Subject to the discussion of the PFIC rules below under the heading "Tax Consequences if We Are a Passive Foreign Investment Company," upon the sale or exchange of ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in the ordinary shares, which is usually the U.S. dollar cost of such shares, and the amount realized on the sale or exchange. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale date as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date," and therefore, may realize foreign currency gain or loss, unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale or exchange of ordinary shares held more than one year is long-term capital gain and is eligible for reduced rates of taxation for individuals. Gain or loss recognized by a U.S. Holder on a sale or exchange of ordinary shares will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations. A U.S. Holder that receives foreign currency upon the sale or exchange of ordinary shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences if We Are a Passive Foreign Investment Company

         We will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes if 75% or more of our gross income in a taxable year, including the pro-rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the stock by value, is passive income. Alternatively, we will be considered to be a PFIC if 50% or more of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro-rata share of the assets of any company, U.S. or foreign, in which we are considered to own 25% or more of the stock by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in a debt or equity offering. If we were a PFIC, and a U.S. Holder did not make a election to treat us as a "qualified electing fund" (as described below):

o Excess distributions by us to a U.S. Holder would be taxed in a special way. "Excess distributions" are amounts received by a U.S. Holder with respect to our stock in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or such U.S. Holder's holding period for ordinary shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our stock. A U.S. Holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

o The entire amount of gain that is realized by a U.S. Holder upon the sale or other disposition of ordinary shares will also be considered an excess distribution and will be subject to tax as described above.

o A U.S. Holder's tax basis in shares of our stock that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent's death but would instead be equal to the decedent's basis, if lower.

         The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a "qualified electing fund," or QEF, in the first taxable year in which the U.S. Holder owns ordinary shares and if we comply with certain reporting requirements. Instead, a shareholder of a QEF is required for each taxable year to include in income a pro rata share of the ordinary earnings of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621 (using the information provided in the PFIC annual information statement) to such shareholder's timely filed U.S. federal income tax return. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year. We have not agreed to supply U.S. Holders with the information necessary to make a QEF election. Consequently, U.S. Holders should assume they will be unable to make a QEF election.

         A U.S. Holder of PFIC stock which is publicly traded can elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder's adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

         We believe that we were not a PFIC for 2001, and do not anticipate being a PFIC for 2002. However, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we are treated as a PFIC.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

         Except as described in "Information Reporting and Backup Withholding" below, a Non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

o such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or

o the Non-U.S. Holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption.

Information Reporting and Backup Withholding

         U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares. In addition U.S. Holders are subject to backup withholding (currently at a rate of 30 per cent) on dividends paid in the United States on ordinary shares unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption. U.S. Holders are subject to information reporting and backup withholding (currently at a rate of 30 per cent) on proceeds paid from the sale, exchange, redemption or other disposition of ordinary shares unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption.

         Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or proceeds upon the sale, exchange, redemption or other disposition of, ordinary shares provided such non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

         Backup withholding is not an additional tax. The amount of any backup withholding will be allowed as a credit against a U.S. Holder's or Non-U.S. Holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

THE PRECEDING DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

F.       DIVIDENDS AND PAYING AGENTS

         Not applicable.


G.       STATEMENTS BY EXPERTS

         Not applicable.

H.       DOCUMENTS ON DISPLAY

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room.

         As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not be required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.


I.       SUBSIDIARY INFORMATION

         Not applicable.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rates

         CeNeS's financial instruments comprise cash and liquid resources, finance lease and hire purchase commitments and various items arising directly from its operations such as trade debtors and trade creditors. No trading in financial instruments has taken place other than the placing of funds on treasury deposit, typically with a maturity period of less than three months.

Foreign exchange risk

         CeNeS undertakes certain foreign currency transactions in the course of its operations, predominantly in US dollars. Where possible the group seeks to match US dollar income with US dollar expenditure. To date, CeNeS has not hedged any transactional currency exposure. As of December 31, 2001 the group had foreign currency total assets of (pound)82,000 in US dollar accounts.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES

              Not applicable.



ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

              Not applicable.



ITEM 15. [RESERVED]



ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

         We have responded to Item 18 in lieu of this Item.


ITEM 18. FINANCIAL STATEMENTS

         The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.


ITEM 19. EXHIBITS

         The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.


Exhibit
Number               Description of Exhibit
------               ----------------------
1.1*                 Memorandum and Articles of Association of CeNeS
                     Pharmaceuticals plc, dated January 23, 1997.

4.1* CeNeS Pharmaceuticals plc Approved Share Option Scheme, dated February 13, 1997.

4.2* CeNeS Pharmaceuticals plc Unapproved Share Option Scheme, dated February 13, 1997.

4.3*                 CeNeS Pharmaceuticals plc Sharesave Scheme.

4.4*                 CeNeS Pharmaceuticals plc Profit Sharing Scheme, dated
                     February 13, 1997.

4.5* CeNeS Pharmaceuticals plc Executive Share Incentive Plan, dated June 23, 1992.

4.6* Termination Agreement between CeNeS Drug Delivery Limited and BTG International Limited, dated April 14, 2000.

4.7* Subscription Agreement between CeNeS Pharmaceuticals plc and BTG International Limited, dated April 14, 2000.

4.8* Licence Agreement between CeNeS Drug Delivery Limited and BTG International Limited, dated April 14, 2000.

4.9* Distribution Agreement between Core Technologies Limited and Schwarz Pharma Limited, dated July 24, 1998.

4.10* Licence Agreement between British Technology Group Limited and CeNeS Limited, dated November 5, 1997.

Exhibit
Number               Description of Exhibit
------               ----------------------

4.11* Collaboration Agreement between Novo Nordisk A/S and CeNeS Limited, dated June 28, 1999.

4.12* Share Subscription Agreement between Glaxo Group Limited and CeNeS Limited, dated April 15, 1999.

4.13* Patent and Know-How Licence Agreement between Glaxo Group Limited, Glaxo Wellcome, Inc. and CeNeS Limited, dated April 15, 1999.

4.14* Placing and Open Offer Agreement between Core Group plc (which subsequently changed its name to CeNeS Pharmaceuticals plc), CeNeS Limited, N M Rothschild & Sons Limited, the then current directors of Core Group plc and the proposed directors of Core Group plc, dated November 17, 1999.

4.15* Lock-Up Agreement among current and proposed Directors of Core Group plc, Senior Employees of Core Group plc and Directors/Senior Employees of CeNeS Limited, Associates of Directors and Senior Employees of Core Group plc and CeNeS Limited, Major Shareholders, Core Group plc, (which subsequently changed its name to CeNeS Pharmaceuticals plc) and N M Rothschild & Sons Limited, dated November 17, 1999.

4.16* Subscription Agreement between CeNeS Limited, 3i Group plc, Alta-Berkeley V CV and others, Prelude Trust plc, Prelude Technology Investments Limited, Sofipa International SA, The Equitable Life Assurance Society and Enterprise Venture Capital Trust plc, dated April 15, 1999.

4.17* Share Purchase Agreement between Core Group plc (which subsequently changed its name to CeNeS Pharmaceuticals plc) and CeNeS Limited, dated November 17, 1999.

4.18* Placing Agreement between CeNeS Pharmaceuticals plc and Beeson Gregory Limited, dated February 17, 2000.

4.19* Subscription Agreement between CeNeS Pharmaceuticals plc and Bioglan Pharma Plc, dated January 31, 2000.

4.20* Development and Licence Agreement between Bioglan Pharma Plc and CeNeS Drug Discovery Limited, dated January 31, 2000.

4.21* Deed of Release between CeNeS Pharmaceuticals plc and Bioglan Pharma Plc, dated April 17, 2000.

4.22* Licence Agreement between Bioglan Pharma Plc and CeNes Limited, dated April 17, 2000.

4.23* Sub Licence Agreement between Bioglan Pharma Plc and CeNes Drug Delivery Limited, dated April 17, 2000.

4.24* Development and Licence Agreement between Bioglan Pharma Plc and CeNeS Limited, dated April 17, 2000.

Exhibit
Number               Description of Exhibit
------               ----------------------

4.25* Development and Licence Agreement between Bioglan Pharma Plc and CeNeS Drug Delivery Limited, dated April 17, 2000.

4.26* Compromise Agreement between David Kirk and CeNeS Pharmaceuticals plc, dated July 15, 2000.

4.27*                Director's Service Agreement with Alan G. Goodman, dated
                     November 17, 1999.

4.28* Director's Service Agreement with Daniel J. W. Roach, dated November 17, 1999.

4.29* Director's Service Agreement with Martyn R. G. Collett, dated November 17, 1999.

4.30**               Director's Service Agreement with Neil R. Clark, dated
                     August 14, 2000.

4.31*                Employment Letter with David A. Needham, dated November 17,
                     1999.

4.32*                Employment Letter with Michael Redmond, dated November 17,
                     1999.

4.33*                Employment Letter with Thomas R. Irwin, dated November 17,
                     1999.

4.34* Subscription Agreement between CeNeS Pharmaceuticals plc and Bioglan Pharma Plc, dated April 17, 2000.

4.35* Lease relating to Part Basement, Part Ground and Part First Floors of Compass House, Vision Park, Station Road, Histon, Cambridge between The Scottish Life Assurance Company and CeNeS Limited, dated June 16, 1998

4.36** Agreement for the Sale and Purchase of Diconal, Cyclimorph and Valoid in the UK and Ireland, among Glaxo Wellcome UK Limited, the Wellcome Foundation Limited, Glaxo Wellcome Limited and CeNeS Limited, dated September 4, 2000.

4.37** Form of Manufacturing and Supply Agreement - Diconal, Cyclimorph and Valoid, Dipipanone HCL and Cyclizine Base
                     (UK), between Glaxo Wellcome UK Limited and CeNeS Limited.

4.38ss. Agreement to sell Chemical Library of Ion Channel Blockers to Scion Pharmaceuticals Inc, dated 28 November, 2001

4.39ss. Agreement to Terminate the CeNeS/Bioglan licence and development Agreements, dated 1 April, 2002.

4.40ss. Agreement for the Disposal of the Cognitive Testing Division, dated 30 May, 2002.

8.1ss. List of Significant Subsidiaries of CeNeS Pharmaceuticals plc.

10.1ss.              Report of Arthur Andersen.

99.1ss.              Letter to Securities and Exchange commison re: Arthur
                     Anderson

------------------------------

ss.      Filed herewith.

*        Previously filed and incorporated herein by reference to Amendment No.
         1 to the Company's Form F-4, as filed with the Securities and Exchange Commission on October 4, 2000 (File No. 333-12270).

** Previously filed and incorporated herein by reference to Amendment No. 2 to the Company's Form F-4, as filed with the Securities and Exchange Commission on November 2, 2000 (File No. 333-12270).

                                   SIGNATURES
                                   ----------

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                           CENES PHARMACEUTICALS PLC



                           By:     /s/ Neil Clark
                                 ----------------------------------------------
                           Name:   Neil Clark
                           Title:  Finance Director and Chief Operating Officer

Date:  July 15, 2002

CENES PHARMACEUTICALS PLC
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001

                            CENES PHARMACEUTICALS PLC







REPORT OF INDEPENDENT AUDITORS



To the Shareholders of CeNeS Pharmaceuticals plc:

      We have audited the accompanying consolidated balance sheets of CeNeS Pharmaceuticals plc (a Company incorporated in Scotland) as of December 31, 2000 and 2001, and the related consolidated statements of operations and comprehensive losses, statements of changes in shareholders' equity and cash flows for the year ended August 31, 1999, and the four months ended December 31, 1999 and the years ended December 31, 2000 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. As explained in note 2, the financial statements have not been prepared for the purposes of Section 226 of the Companies Act 1985.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CeNeS Pharmaceuticals plc as of December 31, 2000 and 2001, and the results of its operations and its cash flows for the year ended August 31, 1999, the four months ended December 31, 1999 and the years ended December 31, 2000 and 2001 in conformity with accounting principles generally accepted in the United States.




/s/ Arthur Andersen



Arthur Andersen
Cambridge, England

Date:  July 10, 2002

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In Pounds Sterling)




CONSOLIDATED STATEMENTS OF OPERATIONS

                                              Year ended   Four months ended
                                               August 31,    December 31,       Year ended December 31,
                                               ----------    -----------        -----------------------
                                                  1999            1999           2000           2001
                                                  ----            ----           ----           ----
Revenues
  License fees                                        -               -              -            211
  Product                                           744             165          2,198          4,231
  Services                                          103              59            377            214
                                            -----------     -----------    -----------    -----------
                                                    847             224          2,575          4,656
                                            -----------     -----------    -----------    -----------
Cost of revenues
  License fees                                        -               -              -              -
  Product                                          (310)            (62)          (843)        (2,091)
  Services                                          (51)            (30)          (189)           (14)
                                            -----------     -----------    -----------    -----------
                                                   (361)            (92)        (1,032)        (2,105)
                                            -----------     -----------    -----------    -----------
Gross profit
  License fees                                        -               -              -            211
  Product                                           434             103          1,355          2,140
  Services                                           52              29            188            200
                                            -----------     -----------    -----------    -----------
                                                    486             132          1,543          2,551
Operating expenses:
General and administrative expenses:
- share option charge                                 -          (1,629)             -           (129)
- goodwill amortisation                               -               -           (510)        (2,218)
- other                                          (1,034)           (444)        (3,029)        (5,835)
Research and development expenses:
- share option charge                                 -          (3,258)             -              -
- licenses acquired                              (2,000)              -        (12,135)       (10,664)
- other                                          (3,700)         (1,631)        (4,471)        (5,138)
                                            -----------     -----------    -----------    -----------
Total operating expenses                         (6,734)         (6,962)       (20,145)       (23,984)
                                            -----------     -----------    -----------    -----------
Other operating income                              105              56              -              -
                                            -----------     -----------    -----------    -----------
Loss from continuing operations before
interest and taxes                               (6,143)         (6,774)       (18,602)       (21,433)
Interest income/(payable) (net)                     295              16            603           (106)
                                            -----------     -----------    -----------    -----------
Loss from continuing operations
before income taxes                              (5,848)         (6,758)       (17,999)       (21,539)
Taxation                                              -               -              -          1,331
                                            -----------     -----------    -----------    -----------
Loss from continuing operations
after income taxes                               (5,848)         (6,758)       (17,999)       (20,208)
Minority interest on continuing operations            -               -              -          2,372
                                            -----------     -----------    -----------    -----------
Loss from continuing operations                  (5,848)         (6,758)       (17,999)       (17,836)

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In Pounds Sterling)


CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

                                              Year ended   Four months ended
                                               August 31,    December 31,       Year ended December 31,
                                               ----------    -----------        -----------------------
                                                  1999            1999           2000           2001
                                                  ----            ----           ----           ----
Discontinued operations (note 5)

Loss from operations and loss on
disposal of CeNeS                                     -               -        (19,481)        (9,786)
Pharmaceuticals Inc

Loss from operations and loss on
disposal of CeNeS                                     -            (212)        (2,845)        (5,672)
Drug Delivery Limited

                                            -----------     -----------    -----------    -----------
Loss from discontinued operations                     -            (212)       (22,326)       (15,458)
                                            -----------     -----------    -----------    -----------


Net loss for the period                          (5,848)         (6,970)       (40,325)       (33,294)

                                            -----------     -----------    -----------    -----------
Basic and diluted loss per share
-        Continuing operations                    (0.16)          (0.14)         (0.18)          (0.11)
-        Discontinued operations                       -          (0.01)         (0.23)          (0.10)
                                            -----------     -----------    -----------    -----------
-        Net loss                                 (0.16)          (0.15)         (0.41)          (0.21)
                                            -----------     -----------    -----------    -----------
Weighted average number of ordinary
  shares outstanding                         37,494,040      47,726,787     99,561,870    158,906,546
                                            -----------     -----------    -----------    -----------


The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSSES


                                              Year ended   Four months ended
                                              August 31,     December 31,       Year ended December 31,
                                              ----------     -----------        -----------------------
                                                 1999              1999           2000           2001
                                                 ----              ----           ----           ----


Net loss for the period                          (5,848)         (6,970)       (40,325)       (33,294)

Foreign currency translation adjustments              -               -              -            124

                                            -----------     -----------    -----------    -----------
                                                 (5,848)         (6,970)       (40,325)       (33,170)

                                            -----------     -----------    -----------    -----------

The accompanying notes are an integral part of the consolidated financial statements.

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In Pounds Sterling)

CONSOLIDATED BALANCE SHEETS
                                                                                             December 31,
                                                                                             ------------
                                                                                    2000                  2001
                                                                                    ----                  ----
ASSETS
Current assets
Cash and cash equivalents                                                              4,402              1,470
Restricted cash                                                                          516                516
Accounts receivable, net of allowances for doubtful accounts
 of (pound)nil and(pound)nil as of  December 31, 2000 and 2001 respectively            1,395                953
Prepaid expenses and other current assets                                                229                 82
Prepaid development costs                                                              1,581                  -
Tax recoverable                                                                            -                700
Inventories                                                                              281                473
Current assets of discontinued operations                                              6,492                512
                                                                                 -----------        -----------
Total current assets                                                                  14,896              4,706
Plant and equipment, cost                                                              8,828              6,894
Accumulated depreciation                                                              (2,761)            (6,298)
                                                                                 -----------        -----------
Plant and equipment, net                                                               1,454                245
Plant and equipment , net, of discontinued operations                                  4,613                351
Goodwill                                                                               9,519              2,326
Product licenses                                                                       9,910              7,860
                                                                                 -----------        -----------
Total assets                                                                          40,392             15,488
                                                                                 -----------        -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable                                                                       5,160              1,481
Taxes payable, including corporation tax                                                 254                186
Accrued expenses and other liabilities                                                 1,581              2,882
Deferred revenue                                                                       1,820                477
Obligations under capital leases                                                         481                226
Other loans                                                                               65                 65
                                                                                 -----------        -----------
Total current liabilities                                                              9,361              5,317
                                                                                 -----------        -----------
Long term liabilities
Trade creditors                                                                        2,000                  -
Obligations under capital leases                                                         295                 10
Other loans                                                                              236                175
Convertible loan                                                                           -              8,717
Government grants                                                                        137                 96
                                                                                 -----------        -----------
Total long term liabilities                                                            2,668              8,998
                                                                                 -----------        -----------
Commitments and contingencies (note 11)

Minority interests                                                                         -              1,391


Shareholders' equity
Ordinary shares: At December 31, 2000, 221,000,005 ordinary shares of nominal value 10p each authorized, 152,715,694 issued and outstanding; at December 31,
  2001, 258,300,625 ordinary shares of nominal value 10p each
  authorized, 170,160,661 issued and outstanding                                      15,272             17,016
Additional paid-in capital                                                            71,529             74,374
Accumulated deficit                                                                  (58,438)           (91,732)
Foreign currency translation                                                               -                124
                                                                                 -----------        -----------
Total shareholders' equity                                                            28,363               (218)
                                                                                 -----------        -----------
Total liabilities and shareholders' equity                                            40,392             15,488
                                                                                 -----------        -----------

The accompanying notes are an integral part of the consolidated financial statements.

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In Pounds Sterling)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                        Total
                                                                       Additional     Accumu-      Foreign      Share-
                                               Ordinary shares of 10p     Paid-in       lated     currency    holders'
                                                  Number      Amount      Capital     Deficit  translation      Equity
                                                  ------      ------      -------     -------  -----------      ------
Balance at August 31, 1998                     35,303        3,530         8,207      (5,295)           -        6,442
Shares issued for cash                          5,796          580         2,841           -            -        3,421
Net loss for the year                               -            -             -      (5,848)           -       (5,848)

Comprehensive loss                                  -            -             -           -            -            -

                                           ----------   ----------    ----------  ----------   ----------   ----------
Balance at August 31, 1999                     41,099        4,110        11,048     (11,143)           -        4,015
Shares issued for cash                         15,843        1,584         5,555           -            -        7,139
Shares issued for consideration
  for acquisition of Core Group plc            29,080        2,908         7,270           -            -       10,178
Share-based compensation                            -            -         4,886           -            -        4,886
Net loss for the period                             -            -             -      (6,970)           -       (6,970)

Comprehensive loss                                  -            -             -           -            -            -

                                           ----------   ----------    ----------  ----------   ----------   ----------
Balance at December 31, 1999                   86,022        8,602        28,759     (18,113)           -       19,248
Shares issued for cash                         13,721        1,372         7,758           -            -       20,015
Shares issued as consideration for
  acquisition of intellectual property rights   9,986          999         9,886           -            -            -
Shares issued for consideration
 for acquisition of ExCyte Limited                368           37           338           -            -          375
Shares issued for consideration
 for acquisition of Cambridge                  42,619        4,262        24,788           -            -       29,050
 NeuroScience Inc.
Net loss for the period                             -            -             -     (40,325)           -      (40,325)
Comprehensive loss                                  -            -             -           -            -            -
                                           ----------   ----------    ----------  ----------   ----------   ----------
Balance at December 31, 2000                  152,716       15,272        71,529     (58,438)           -       28,363
Shares issued for cash                         17,119        1,712         2,296           -                     4,008
Shares issued by subsidiary                         -            -           200           -            -          200
Options exercised                                 325           32            31           -            -           63
Warrants issued                                     -            -           189           -            -          189
Stock option compensation                           -            -           129           -            -          129
Net loss for the period                             -            -             -     (33,294)           -      (33,294)

Foreign currency translation (net of
 tax(pound)nil)                                     -            -             -          -           124          124
                                           ----------   ----------    ----------  ----------   ----------   ----------
Balance at December 31, 2001                  170,160       17,016        74,374     (91,732)         124         (218)

The accompanying notes are an integral part of the consolidated financial statements.

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In Pounds Sterling)

                                                 Year ended    Four months ended
                                                  August 31,    December 31,      Year ended December 31
                                                  ----------    ------------      ----------------------
                                                      1999           1999           2000           2001
                                                      ----          -----           ----           ----
Cash flows from operating activities:
Net loss                                            (5,848)        (6,970)       (40,325)        (33,294)
Adjustments to reconcile net loss to net cash
used in operating activities:
  Depreciation                                         234            129          1,266           4,730
  Release of grant income                                -              -            (51)            (41)
  Minority interest                                      -              -              -          (2,372)
  Amortization                                           -              -            577           9,428
  In-process research and development                    -              -         19,331               -
  Gain (loss) from sale of equipment                    (1)             -              6             256
  Share-based compensation                               -          4,886              -             129
  Purchase of product licences                           -              -        (10,252)              -
  Benefits and options settled by shares                 -              -              -             109
Changes in current assets and liabilities
  Accounts receivable                                  (39)           (40)        (1,488)            658
  Prepaid expenses and other current assets            (59)            75         (1,482)          1,256
  (Increase) decrease in inventories                   (21)            11           (273)           (100)
  Deferred revenue                                     (30)            19          1,820          (1,343)
  Accounts payable                                     826            135          4,251          (5,464)
  Accrued expenses and other liabilities              (240)           201           (654)          1,233
                                               -----------    -----------    -----------     -----------
Net cash used in operating activities (of which
(pound)nil,(pound)170,000,(pound)2,467,000
and(pound)3,458,000
relates to discontinued operations)                 (5,178)        (1,554)       (27,274)        (24,815)
                                               -----------    -----------    -----------     -----------
Cash flows from investing activities
Purchase of equipment                                 (823)          (370)          (298)           (223)
Purchase of subsidiary undertaking                       -              -         (1,234)              -
Net cash acquired with acquisitions                      -          6,671          4,685              20
Proceeds from disposal of equipment                      1              -             69             724
                                                 ---------      ---------      ---------       ---------
Net cash provided by/(used in) investing
activities (of which (pound)nil,
(pound)nil, (pound)29,000 and (pound)54,000
relates to discontinued operations)                  (822)         6,301          3,222             521
                                               -----------    -----------    -----------     -----------
Cash flows from financing activities:
Proceeds from issuance of shares,
  net of issuance costs                              3,420          6,060         20,015           4,271
Issue of shares of subsidiary undertaking to
  minority interest                                      -              -              -           2,122
Minority contribution to subsidiary                      -              -              -           1,414
Proceeds from issuance of warrants                       -              -              -             189
Proceeds from sale and leaseback of equipment          500              -              -               -
Issue of convertible loan note                           -              -              -           8,502
Repayment of loans                                       -              -            (45)            (64)
Principal payments under capital lease obligations     (64)           (30)          (508)           (540)
                                               -----------    -----------    -----------     -----------
Net cash provided by/(used in) financing activities  3,856          6,030         19,462          15,894
                                               -----------    -----------    -----------     -----------

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In Pounds Sterling)

Net increase (decrease) in cash and
  cash equivalents                                  (2,144)        10,777         (4,590)         (8,400)

Beginning cash and cash equivalents                  6,002          3,858         14,635          10,045
                                               -----------    -----------    -----------     -----------
Ending cash and cash equivalents                     3,858         14,635         10,045           1,645
                                                ----------    -----------    -----------     -----------
Cash and cash equivalents are analysed as follows:

Continuing operations                                3,858         14,635          4,402           1,470
Discontinued operations                                  -              -          5,643             175
                                               -----------    -----------    -----------     -----------
                                                     3,858         14,635         10,045           1,645
                                                ----------    -----------    -----------     -----------

Supplemental disclosure of cash flow information: Cash received for:
- Interest, net                                        295             16            593             122
- Research and development tax credit                    -              -              -             693
                                               -----------    -----------    -----------     -----------


Supplemental disclosure of non-cash investing and financing:
- Capital lease additions                                -            548            175               -
                                               -----------    -----------    -----------     -----------

The accompanying notes are an integral part of the consolidated financial statements

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In pounds sterling)



NOTES TO THE FINANCIAL STATEMENTS

1     The Company

Business of the Company
      CeNeS Pharmaceuticals plc ("CeNeS" or "the Company") is focused on developing, marketing and selling drugs for Central Nervous System (CNS) disorders and pain control.

Incorporation and history
      CeNeS Limited was formed in 1995 by Advanced Technology Management Limited ("ATM") to capitalize on identifiable opportunities for new and improved approaches to the diagnosis, management and cure of major diseases of the central nervous system. It is focused on bringing drugs to market and thereby enhancing the quality of life of people who suffer from neurological and psychiatric disorders.

      On December 13, 1999, the Company entered into a business combination with Core Group plc ("Core") in which Core issued 41 million shares in exchange for the entire share capital of CeNeS. This has been accounted for as a reverse acquisition of Core by CeNeS in accordance with US GAAP. On the same date, the enlarged group changed its name to CeNeS Pharmaceuticals plc. On December 18, 2000, the Company acquired the entire issued share capital of Cambridge NeuroScience, Inc. for a consideration of approximately 42 million shares valued at approximately (pound)28.2million and the exchange of CNSI stock options for CeNeS stock options valued at (pound)0.84 million.

      In October 2001 CeNeS initiated a restructuring process to focus on its core activities being the development, marketing and sale of drugs for Central Nervous System ("CNS") disorders and pain control. CeNeS has stopped all research operations and is concentrating on the development of late stage candidates subject to adequate funding being available and the marketing and sales of its pharmaceutical products. The operations of CeNeS Pharmaceuticals Inc and CeNeS Drug Delivery have been discontinued and the head office in Cambridge has been significantly reduced in size. Other non-core assets are also being divested. CeNeS also disposed of its Cognition division in May 2002, selling the business to its management for up to (pound)1 million. As a result of the restructuring process cash burn has been significantly reduced.

On June 25, 2001, CeNeS established a business venture with Elan Corporation, plc ("Elan"), which involved the formation of a new company, CeNeS (Bermuda) Limited whose shares are owned 80.1% by CeNeS and 19.9% by Elan. The business venture will develop certain of CeNeS' morphine-6-glucuronide ("M6G") rights using Elan's MedipadTM Drug Delivery System for the treatment of pain. CeNeS announced shareholder approval of this business venture on June 25, 2001.

Elan licensed to CeNeS (Bermuda) Limited in consideration of a licence payment of US$15 million, exclusive rights to use the MedipadTM System with M6G in conjunction with certain of CeNeS' M6G intellectual property rights for the field of pain. To assist in the equity funding of the business venture, CeNeS issued to Elan a US$12,015,000 ((pound)8.7m) convertible exchangeable loan instrument (CEL). The note has a fixed term of 8 years and bears interest at a fixed rate of 5%. This instrument can be, in certain circumstances, redeemed in CeNeS shares, repaid in cash or exchanged for shares in the business venture at the option of Elan. At the same time Elan subscribed for 7,799,332 CeNeS ordinary shares at 54p, which represented a premium of 30 per cent. over the quoted market price, raising an aggregate of (pound)4.2m. Elan also received warrants over 779,933 CeNeS ordinary shares at an exercise price of 79.26p. The warrants may be exercised in whole or in part at any time until June, 25 2008. There is also an additional US$6,408,000 convertible loan facility that may be drawn down based on CeNeS and Elan's agreement to assist in the funding of the clinical development programme of the business venture.

Under the extension of the Elan/CeNeS business venture announced in October 2001, the funding available under the convertible loan facility was increased by a further (pound)1.2m. Elan also subscribed for a second tranche of 9,149,885 shares at 16.5p,which again represented a premium of 30 per cent. over the quoted market price, raising an aggregate of (pound)1.5m. Elan also received further warrants over 914,988 CeNeS ordinary shares at an exercise price of 31.6p, which may be exercised in whole of in part at any time until October 2008.

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In pounds sterling)

Elan currently holds 9.9% of CeNeS shares in issue and appointed a non - executive director to the board of CeNeS in October 2001.

These transactions have been accounted for as follows:

June 2001 Agreement
The ordinary shares issued to Elan by CeNeS were recorded at fair value based on the quoted price on the date the agreement was signed. The warrants were recorded at fair value based on the Black Scholes model using the following assumptions: dividend yield of nil, volatility of 70%, risk free interest rate of 5.3% and expected life of 5 years. The fair value of the warrants has been estimated at (pound)153,000. In accordance with EITF 00-19, the warrants are recorded as permanent equity.

The CEL is recorded as debt on the face of the balance sheet. Since it is not possible to predict which conversion option CeNeS will select, no accounting recognition has been given to the embedded conversion option until such time as the option is exercised.

After allocating fair value to the warrants the remaining excess of the consideration received for the shares above quoted market price is approximately (pound)894,000. In the absence of objective evidence that the fair value of the CELs is not US$12million CeNeS has concluded that it would not be appropriate to allocate the excess to the CELs. Instead it has been treated as a capital contribution to CeNeS (Bermuda) Limited, which in the consolidated accounts is shown as part of minority interests.

October 2001 agreement
      This transaction has been accounted for in a similar way to the June 2001 agreement. The fair value of the warrants was estimated at (pound)36,000 using the following assumptions the same assumptions as for the June 2001 warrants except that the interest free interest rate was 4.8%. After allocation of fair value to the warrants, the remaining excess of the consideration received for the shares above the quoted market price is approximately (pound)520,000. This has been accounted for as a capital contribution to CeNeS (Bermuda) Limited and shown as part of minority interests on consolidation.

      CeNeS ongoing operations consist now of a small pharmaceutical products division selling hospital based products in the UK and Ireland and a clinical development portfolio focused on pain. CeNeS also has a research team developing ion-channel related technologies which CeNeS plans to partner in the medium term.

2     Basis of Financial Statements
Basis of presentation
      The accompanying financial statements have been prepared in accordance with Accounting Principles Generally Accepted in the United States ("US GAAP").

Going concern
      In October 2001 the Company announced the implementation of a restructuring program. This restructuring program has progressed well and the directors have implemented a simplified strategy for the group. In May 2002, following press speculation regarding the future of the Company, the Directors noted that a number of options were being considered, including the possible merger or sale of the Company. In assessing the application of the going concern basis in the financial statements, the Directors have prepared detailed cash flow forecasts for the period to December 2003 which indicate that the Company has sufficient funding available from current resources to enable it to carry out its business plan and meet its liabilities as they fall due. The continuing performance of the pharmaceutical products division is central to these forecasts. In assessing the status of the group as a going concern the Directors have relied on the availability of funding from Elan via the issuance of up to $8 million of unsecured loan stock to Elan by the Company (see note 10). The Company can issue loan stock under this arrangement to fund its share of the agreed development spend on the Elan/CeNeS joint development of M6G within CeNeS (Bermuda) Limited. This development forms the major part of the Company's anticipated development spend in the next twelve to eighteen months. The Directors have also relied on the receipt of a tax credit estimated at (pound)950,000. However, the Directors are mindful that further funds or cost reductions may be required if the timing of certain payments or receipts differs significantly from the assumptions in the cash flow forecasts. The Directors

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In pounds sterling)

believe that such funding would be available if required or that the business operations could be reduced further to secure the future of the Company and on this basis have prepared these financial statements on the going concern basis. Accordingly the financial statements do not include any adjustments that would result if such funding, if required, was not available on acceptable terms.

Principles of consolidation
      The consolidated financial statements for the year ended December 31, 2001 include the accounts of the Company and its subsidiaries CeNeS Pharmaceuticals Inc, CeNeS Drug Delivery Limited, CeNeS Limited, CeNeS Pharmaceutical Limited (formerly Core Medica Limited), CeNeS Contract Research Limited, CeNeS Research Limited (formerly Cambridge Cognition Limited), Cambridge Cognition Limited, Cambridge Cognition Guarantee Limited and CeNeS (Bermuda) Limited. All intercompany accounts and transactions have been eliminated in consolidation. The results of CeNeS Pharmaceuticals Inc and CeNeS Drug Delivery Limited have been extracted from the consolidated balance sheets, consolidated statement of operations and the consolidated statement of cash flows and shown separately as discontinued operations.


Use of estimates
      The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.


Companies Act 1985
      These financial statements do not comprise the statutory financial statements of the Company within the meaning of Section 240 of the Companies Act 1985, as amended (the "Companies Act"). The Company's statutory financial statements, which are its primary financial statements, are prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), in compliance with the Companies Act and are presented in pounds sterling. Statutory financial statements for sixteen months ended December 31, 1999 and for the year ended December 31, 2000 have been delivered to the Registrar of Companies for England and Wales. Statutory financial statements for the year ended December 31, 2001 will be delivered to the Register of Companies for England and Wales by July 31, 2002. The auditors have given unqualified audit reports thereon.

3        Summary of Significant Accounting Policies
Revenue Recognition

      The Company's principal revenue streams and their respective accounting treatments are discussed below. Revenue is recognised when;

o     there is persuasive evidence of an arrangement;

o     delivery of products has occurred or services have been rendered;

o     the seller's price to the buyer is fixed or determinable; and;

o     collectibility is reasonably assured.

      a)  Product sales

      Revenue for the sales of products is recognised as net revenue upon shipment to customers. Provisions for rebates, product returns and discounts to customers are provided for as reductions to net revenue in the same period as the related sales are recorded.

      b) Licensing and development fees

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In pounds sterling)

      License fees are not considered to be separable from the associated research and development activities, even where such fees are non-refundable and not creditable against research and development services to be rendered. Initial license fees are thus deferred and recognised over the period of the associated research and development agreement. In circumstances where initial license fees are not for a defined period, revenues are deferred and recognised over the period to the expiration of the relevant patent to which the license relates.

      Where licensing arrangements are accompanied by an equity subscription agreement, the series of transactions are accounted for as a multiple elements arrangement and therefore fair values are ascribed to the various elements of the arrangement. The fair value of the equity subscription is calculated as being the aggregate number of shares issued at the average of the opening and closing share prices on the date of issue.

Where applicable, all revenues are stated net of value added tax and similar taxes, trade discounts and intercompany transactions.

No revenues are recognised for consideration, the value or receipt of which is dependent on future events, future performance, or refund obligations.

Research and development
      Expenditure on research and development is written off to operations in the year in which it is incurred.

Plant and equipment
      Plant and equipment is stated at historical cost. Depreciation is calculated using the straight-line method based on estimated useful lives of the assets, as follows:

            Computers, fixtures, fittings and equipment       3-5 years
            Leasehold improvements                            10 years
            Motor vehicles                                    4 years
            Laboratory equipment                              3 years


Foreign currency
      The functional currency of the Company and its UK subsidiairies is the Pound Sterling. The functional currencies of the other subsidiairies are their local currencies.

      Transactions in foreign currencies are translated into British Pounds at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated into Pounds Sterling at the rate of exchange ruling at the balance sheet date. Transaction gains and losses are recognised in arriving at operating income.

      The results of the Group's overseas operation are translated at the average rates of exchange during the period and its balance sheet at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets are reported in the consolidated statement of comprehensive losses. All other exchange differences are included in the profit and loss account.

      Foreign currency exchange transaction gains and losses on an after tax basis included in the consolidated statement of operations for the year ended August 31, 1999, the four months ended December, 31 1999 and the years ended December 31, 2000 and 2001 were (pound)nil, (pound)nil, (pound)nil and (pound)nil respectively.

      Foreign currency gains arising on the translation of opening net assets were (pound)nil, (pound)nil, (pound)nil and (pound)124,000 in the year ended August 31, 1999, the four months ended December, 31 1999 and the years ended December 31, 2000 and 2001 respectively.

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In pounds sterling)

Inventories
      Inventories are stated at the lower of cost and net realizable value. Cost incurred in bringing each product to its present location and consideration is based on purchase costs calculated on a first-in, first-out basis, including transport. Net realizable value is based on estimated normal selling price less further costs expected to be incurred to completion and disposal. Provision is made for obsolete, slow-moving or defective items where appropriate.


Leased assets
      The cost of operating leases is charged to operations on a straight-line basis over the lease term, even if rental payments are not made on such a basis.

      Assets acquired under capital leases are included in the balance sheet as tangible fixed assets and are depreciated over the shorter of the period of lease or their useful lives. The capital elements of future lease payments are recorded as liabilities, while the interest elements are charged to the income statement over the period of the leases to give a constant charge on the balance of the capital repayments outstanding.


Cash and cash equivalents
      The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents primarily consist of certificates of deposit, money market accounts, treasury bills and commercial paper with a maturity of less than 90 days.

Intangible assets
      Intangible assets comprise goodwill and intellectual property rights.

      Goodwill recognized in each significant business combination is being amortized over a period of 15 years on a straight-line basis depending on the nature of the goodwill, and is evaluated periodically for realizability based on expectations of undiscounted cash flows for each subsidiary having a material goodwill balance.

      The following factors are considered in estimating the useful lives. Where an intangible asset is a composite of a number of factors, the period of amortization is determined from considering these factors together:

      o regulatory and legal provisions, including the regulatory approval and review process, patent issues and actions by government agencies

      o the effects of obsolescence, changes in demand, competing products and other economic factors, including the development of competing drugs that are more effective clinically or economically

      o actions of competitors, suppliers, regulatory agencies or others that may eliminate current competitive advantages

      Impairments to goodwill are recognized if expected undiscounted cash flows estimated are not sufficient to recover the goodwill. If a material impairment is identified, goodwill is written down to its fair value. Fair value is determined based on the present value of expected net cash flows to be generated by the business, discounted using a rate commensurate with the risks involved.

      Licences with an immediate defined revenue stream are included at cost and depreciated in equal instalments over 5 years, which is their estimated useful economic life.

      Intellectual property with no defined revenue stream where the related product has not yet completed the necessary approval process is written off on acquisition.

      Continuing milestone payments on intellectual property with no defined revenue stream are charged to operations. Royalty payments due on sales of products are charged to operations when a liability has been incurred.

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In pounds sterling)

Government grants
      Government grants relating to research and development projects are credited to the profit and loss account as the related expenditure is incurred.


Share-based compensation
      The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by the provisions of SFAS No. 123, the Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its employee share option plans. As a result compensation expense related to options granted is measured based on the intrinsic value of the underlying ordinary shares. See Note 12 for a summary of the pro-forma effects on reported net loss and loss per share for fiscal periods 1999, 2000 and 2001 based on the fair value of options and shares granted as prescribed by SFAS No. 123.


Income taxes
      The Company follows SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized in full subject to a valuation allowance to reduce the carrying amount of the asset to that which is more likely than not to be realised.

      Since April 2000, under UK tax legislation, companies which satisfy relevant criteria may claim enhanced tax relief in respect of research and development expenditure, To qualify for the enhanced tax relief a company must be the owner of the intellectual property created as a result of the research and development expenditure in addition to meeting other criteria for the relevant accounting period. A company can either claim a corporation tax deduction equal to 150% of its qualifying research and development expenditure or surrender the corporation tax deduction for a cash repayment. The cash repayment is limited to the lower of 24% of the qualifying research and development expenditure and the employee taxes paid during the year.

            The Company records an asset in respect of tax losses which have been surrendered for a cash repayment under the research and development tax relief rules in the UK. The corresponding benefit is recorded within income taxes in the Statement of operations. Some of the members of the group are entitled to claim research and development tax relief and an income tax benefit of (pound)1,493,000 representing (pound)693,000 which was repaid in respect of the year ended December 31, 2000 and an estimate of (pound)800,000 receivable in respect of the year ended December 31, 2001 has been recorded.


Pension costs
      For defined contribution schemes the amount charged to the profit and loss account is the contributions payable in the year.

      Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.


New accounting pronouncements
      In June 2001, the FASB issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable", i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged, or pledged. As a result, it is likely that more intangibles will be recognized under SFAS No.141 than its predecessor, APB Opinion No 16, although in some instances previously recognized intangibles will be subsumed into goodwill.

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In pounds sterling)

      SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. In addition, goodwill recognized on prior business combinations will cease to be amortized. Had the Company adopted SFAS No. 142 at January 1, 2001 the Company would not have recorded a goodwill amortization charge of (pound)168,000 for the year ended December 31, 2001. The Company has adopted SFAS No.142 as of January 1, 2002 and step 1 of the goodwill impairment test has been performed. Management has determined that no impairment will be recorded upon adoption of SFAS No.142.

      In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the fair value of a liability for asset retirement obligations be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not believe the adoption of this Statement will have a material impact on its results of operations or financial position.

      In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No.144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". While it supersedes APB Opinion No.30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are a range of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

      SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the Statement are generally to be applied prospectively. The Company plans to adopt SFAS No.144 on January 1, 2002. Its adoption will have no impact on the presentation of the discontinued operations described in Note 5.

      In April 2002, the FASB issued SFAS 145 "Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13 and Technical Corrections." The principal change is that gains or losses from extinguishment of debt which are classified as such. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002 although early application of the Statement related to the recission of SFAS 4 is encouraged. The Company plans to adopt SFAS 145 for its fiscal year ending December 31, 2003. The Company does not believe that adoption of this statement will have a material impact on its results of operations or financial position.

4        Acquisitions
      On July 3, 2001, CeNeS acquired the trade and assets of Management Dynamics for a consideration comprising the issue of 1,300 ordinary (pound)1 shares in Cambridge Cognition Limited, a CeNeS group company. Each share was valued at approximately (pound)154. The fair value of the total consideration was (pound)200,000.

      The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the group:

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In pounds sterling)

In the opinion of the directors the book values approximate to their fair values.
Tangible fixed assets                                                                           16
Inventory                                                                                       24
Cash                                                                                            20
                                                                                       -----------
Net assets                                                                                      60
Goodwill                                                                                       140
                                                                                       -----------
                                                                                               200
                                                                                       -----------
Satisfied by:
Shares issued by Cambridge Cognition Limited                                                   200
                                                                                       -----------
                                                                                               200
                                                                                       -----------

In accordance with SFAS No.141, the goodwill has not been amortised. The gain arising on the issuance of shares by Cambridge Cognition Limited has been recorded in shareholders' equity. The results of Management Dynamics are not material to the Company.

5        Discontinued operations

      During 2001, the Company closed down its research and development operations in the United States as part of its restructuring program. CeNeS Pharmaceuticals Inc. made an operating loss for the year of(pound)2.6 million. Goodwill of(pound)7.2 million relating to the aquisition of CeNeS
Pharmaceuticals Inc. was also written off.

Summarised data relating to the discontinued operations of CeNeS Pharmaceuticals Inc. are as follows:

                                                        4 months ended             Year ended
                                                          December 31,            December 31,
                                                                  1999          2000          2001
                                                                  ----          ----          ----
Revenues                                                             -             -             -
Loss from operations                                                 -          (150)       (1,932)
In-process research and development write off                                (19,331)            -
Loss on disposal including goodwill write off of(pound)7.2m          -             -        (7,854)
                                                           -----------   -----------   -----------
                                                                     -       (19,481)       (9,786)
                                                           -----------   -----------   -----------

      During 2001, the Company also closed down its research and development operations in Scotland as part of its decision to focus on its core activities. CeNeS Drug Delivery Limited made an operating loss for the year of (pound)1.5 million. The Company has also provided for losses on disposal of (pound)4.2million which relate to a fixed asset impairment of (pound)3.3million and a provision of (pound)0.9million for estimated future lease costs in respect of property leased by CeNeS Drug Delivery Limited. The future lease costs provision has not been discounted.

                                                        4 months ended             Year ended
                                                        --------------             ----------
                                                          December 31,            December 31,
                                                          ------------            ------------
                                                                  1999          2000          2001
                                                                  ----          ----          ----
Revenues                                                             -         2,208         2,468
                                                           -----------   -----------   -----------
Loss from operations                                              (212)       (2,845)       (1,074)
Loss on disposal including provision of(pound)0.9m for future
lease costs and(pound)3.3m for fixed asset impairment                -             -        (4,760)
Taxation                                                             -             -           162
                                                           -----------   -----------   -----------
                                                                  (212)       (2,845)       (5,672)
                                                           -----------   -----------   -----------

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In pounds sterling)

The Company is in the process of disposing of its non-core assets and technologies in CeNeS Drug Delivery Limited and CeNeS Pharmaceuticals Inc. A disposal date is not yet known.

Net assets of the discontinued operations are as follows:

                                                     December 31, 2000                     December 31, 2001
                                                     -----------------                     -----------------
                                              CDD          CPI        Total          CDD          CPI        Total
                                              ---          ---        -----          ---          ---        ------
Current assets
Cash and cash equivalents                   1,321        4,322        5,643           93           82           175
Accounts receivable                           262            -          262           25           21            46
Prepaid expenses and other
  current assets                              156          363          519          145           46           191
Tax recoverable                                 -            -            -          100            -           100
Inventories                                    68            -           68            -            -             -
                                      -----------  -----------  -----------  -----------  -----------   -----------
                                            1,807        4,685        6,492          363          149           512
                                      -----------  -----------  -----------  -----------  -----------   -----------
Property, plant and equipment               4,288          325        4,613          243          108           351
                                      -----------  -----------  -----------  -----------  -----------   -----------
Goodwill                                        -        6,893        6,893            -            -             -
                                      -----------  -----------  -----------  -----------  -----------   -----------
Net assets                                  6,095       11,903       17,998          606          257           863
                                      -----------  -----------  -----------  -----------  -----------   -----------

Statements of cash flows for the discontinued operations are as follows:

                                                               Four months ended
                                                               -----------------
                                                                December 31,      Year ended December 31
                                                                ------------      ----------------------
                                                                     1999           2000           2001
                                                                    -----           ----           ----
Cash flows from operating activities:
Net loss                                                             (212)       (22,326)        (15,458)
Adjustments to reconcile net loss to net cash
used in operating activities:
  Depreciation                                                         42            833           4,303
  Release of grant income                                               -            (48)            (38)
  Amortization                                                          -             67           7,210
  In-process research and development                                   -         19,331               -
  Gain on sale of equipment                                             -             19              12
Changes in current assets and liabilities
  Accounts receivable                                                   -           (262)            315
  Prepaid expenses and other current assets                             -            (13)            130
  (Increase) decrease in inventories                                    -            (68)             68
                                                              -----------    -----------     -----------
Net cash used in operating activities                                (170)        (2,467)         (3,458)
                                                              -----------    -----------     -----------
Cash flows from investing activities
Purchase of equipment                                                   -            (72)            (75)
Proceeds from disposal of equipment                                     -             43              21
                                                              -----------    -----------     -----------
Net cash used in investing activities                                   -            (29)            (54)
                                                              -----------    -----------     -----------
Net decrease in cash and cash equivalents                            (170)        (2,496)         (3,512)
                                                              -----------    -----------     -----------

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In Pounds Sterling)

6     Inventory
                                                                                           December 31,
                                                                                      2000            2001
                                                                                      ----            ----
Stocks are comprised of:
Consumables                                                                            127              45
Raw materials                                                                            -             246
Finished goods                                                                         222             182
                                                                                -----------   -------------
                                                                                       349             473
                                                                                -----------   -------------

7     Plant and Equipment
      Plant and equipment consists of the following:

                                                                                           December 31,
                                                                                     2000             2001
                                                                                     ----             ----
Motor vehicles                                                                       204               121
Leasehold improvements                                                             2,968             2,031
Laboratory equipment                                                               4,582             4,297
Computer equipment, fixtures, fittings and equipment                               1,074               445
                                                                                -----------    -----------
                                                                                   8,828             6,894
Less accumulated depreciation                                                     (2,761)           (6,298)
                                                                                -----------    -----------
Net plant and equipment                                                            6,067               596
                                                                                -----------    -----------

      The depreciation expense for the years ended August 31, 1999 and December 31, 2000 and 2001 respectively was (pound)234,000, (pound)1,266,000 and
(pound)4,730,000. For the four months ended December 31, 1999 it was (pound)129,000.

      The depreciation charge for the year ended December 31, 2001 includes a write off for impairment of (pound)3.3m in respect of assets held by CeNeS Drug Delivery Limited following the decision to shutdown its activities as part of the restructuring.

      Included in laboratory equipment and computer equipment are assets acquired under capital leases with an original cost of (pound)2,087,000 and (pound)1,944,000 as of December 31, 2000 and 2001 respectively. Accumulated amortization on the leased assets was (pound)980,000 and (pound)1,850,000 as of December 31, 2000 and 2001, respectively. The amortization of the leased assets is included within the depreciation expenses shown above.

8        Intangible assets

                                                       December 31,
                                                   2000            2001
                                                   ----            ----
Product licences acquired                        10,252           10,252
Goodwill arising                                  9,783            2,662
                                               ---------        ---------
                                                 20,035           12,914
Less: Accumulated amortization                     (606)          (2,728)
                                               ---------        ---------
                                                 19,429           10,186
                                               ---------        ---------

Goodwill of (pound)140,000 arose on the acquisition of the trade and assets of Management Dynamics as detailed in note 4.

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In Pounds Sterling)



As part of the group's restructuring process the directors have reviewed the carrying value of goodwill in the balance sheet. Goodwill of (pound)7.2m which arose on the acquisition of CeNeS Pharmaceuticals Inc. (formerly Cambridge NeuroScience Inc.) has been written off due to the closure of the US operations.


9     Accrued Expenses and Other Liabilities
                                                         December 31,
                                                     2000            2001
                                                     ----            ----

Employee compensation                                 177                -
External project costs                                109              389
Legal and professional fees                           239              173
CNSI acquistion fees                                  271                -
Royalties                                              27               73
Rent and rates obligations                            218              965
Contract development work - Cost of sales             199               48
Employee termination                                   40              584
Pension costs                                          43              112
Other                                                 258              538
                                                ---------        ---------
                                                   1,581            2,882
                                                ---------        ---------


10    Convertible loan
                                                           December 31,
                                                     2000            2001
                                                     ----            ----


5% convertible exchangeable loan stock 2009             -            8,717
                                                ---------        ---------

      The 5% convertible exchangeable loan stock was issued to Elan Corporation as part of the business venture entered into with Elan Corporation on June 26, 2001 as described in note 1. The term of the loan is 8 years. The loan stock is convertible into ordinary 10p shares of CeNeS Pharmaceutcials plc at 79.6 pence per share at the option of Elan Corporation on or after June 26, 2003. If the loan has not been converted by June 26, 2009, then CeNeS Pharmaceuticals plc has the option to repay the loan in cash or to convert the loan into 10p ordinary shares of CeNeS Pharmaceutcials plc. The maximum number of ordinary 10p shares in CeNeS Pharmaceuticals plc to be issued to Elan Corporation on conversion of the convertible exchangeable loan stock is 15,772,757. At any time during the term of the convertible exchangeable loan stock, Elan Corporation has an option to exchange the convertible exchangeable loan stock for up to 30.1% of CeNeS (Bermuda) Limited. The interest expense for the year was (pound)215,000.

      As part of the business arrangement with Elan Corporation and for the continued development funding of the joint venture, CeNeS Pharmaceuticals plc may issue up to $8million of convertible unsecured loan stock to Elan Corporation. The loan stock can be issued at any time in the three years after June 26, 2001. The loan stock will bear interest at 7 per cent and is repayable in whole at any one time at the option of CeNeS Pharmaceuticals plc. The loan stock is convertible into ordinary 10p shares of CeNeS Pharmaceuticals plc at the option of Elan Corporation on or after June 26, 2003. If the loan has not been converted by June 26, 2007, then CeNeS Pharmaceuticals plc has the option to repay the loan in cash or to convert the loan into 10p ordinary shares of CeNeS Pharmaceuticals plc. The maximum number of ordinary 10p shares in CeNeS Pharmaceuticals plc to be issued to Elan Corporation on conversion of the convertible unsecured loan stock is 10,088,842.

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In Pounds Sterling)

11    Commitments and Contingencies
      The Company leases its facilities and vehicles under non-cancellable operating leases, which have expiration dates ranging from 2001 through 2022. Minimum future lease payments under non-cancellable capital and operating leases as of December 31, 2001 are summarized as follows:

                                               Capital           Operating
                                                Leases              Leases
                                                ------              ------

      2002                                         235                 654
      2003                                          10                 613
      2004                                           -                 462
      2005                                           -                 164
      Thereafter                                     -               2,434
                                           -----------         -----------
      Total minimum lease payments                 245               4,327
                                           -----------         -----------
      Less: Amount representing interest            (9)
                                           -----------
      Present value of lease payments              236
      Less: Current portion                       (226)
                                           -----------
      Long-term portion                             10
                                           -----------
      Rental expense was approximately (pound)465,000 in the year ended August 31, 1999 and (pound)147,000 in the four months ended December 31, 1999, and (pound)1.1m and (pound)1.1m in the years ended December 31, 2000 and 2001 respectively.

      The Company has a guarantee in relation to the lease arrangements for 3 Riverside Way, Irvine, entered into by CeNeS Drug Delivery Limited. The lease has a 25 year term, commencing 12th February 1998, with a break point at year
20. The annual amount payable is (pound)163,000. As a result of the restructuring this property is no longer required and the Company is actively seeking to sublet the property. A provision has been made for future expected lease costs totalling (pound)915,000 and is included in discontinued operations.

      In September 1999, Core Technologies Limited concluded an agreement to take a lease of new, additional premises adjacent to the main site at Riverside Way, Irvine. The lease term is for ten years at an annual rental of (pound)154,000. The Company successfully sublet the property during 2001.

      The Company has entered into seven significant licensing agreements for the development of novel drugs or drug delivery technologies. The agreements are with Novo Nordisk, British Technology Group (BTG), Shire Pharmaceuticals and Elan Corporation. All the agreements have been negotiated at arm's length and the terms detail royalty and milestone payments to be received or paid by CeNeS depending on the commercial success of the licensed technology.

      Under the terms of the BTG agreement CeNeS will make a payment of (pound)1million in cash to BTG in December 2002 as part of the consideration for licences acquired in 1997. This payment is conditional on BTG subscribing for (pound)1million of CeNeS ordinary shares at the then prevailing market price for the month. There are no other minimum amounts payable or receivable under these agreements.

      Three agreements have period restrictions. The BTG agreement will expire, by country, ten years following the first sale of any product in that country for which CeNeS has been granted a license. The Novo Nordisk agreement ends on the expiration of the last patent over which CeNeS has rights under the agreement which is 2018.

      Cash milestone payments are to be paid or received by CeNeS depending on the commercial or clinical success of the licensed technology. The cash milestone payments and receipts are triggered by events such as successful completion of a clinical trial and/or eventual product launch.


12    Shareholders' Equity

Ordinary Shares
      As discussed in note 1, on December 13, 1999 the Company entered into a business combination with Core Group plc in which Core issued 41 million shares in exchange for the entire share capital of CeNeS. This has been accounted for as a reverse acquisition of Core by CeNeS in accordance with U.S. GAAP and authorized and allotted share capital has been restated accordingly.

Share Warrants

      On June 26, 2001 CeNeS issued warrants to Elan Corporation to subscribe for 779,933 ordinary shares at 79.26 pence per share. The warrants are exercisable at the option of Elan at any time up to June 26, 2008.

      On October 9, 2001 CeNeS issued further warrants to Elan Corporation to subscribe for 914,988 ordinary shares at 31.6 pence per share. The warrants are exercisable at the option of Elan at any time up to October 9, 2008.

Share Option Plans

      Following the reverse takeover of Core Group plc by CeNeS Limited in December 1999 there are 11,482,492 ordinary 10p shares to be issued as deferred consideration to holders of options over ordinary shares in CeNeS Limited. These were valued at 45p per share at the date of the reverse takeover of Core Group plc by CeNeS Limited giving a value of (pound)4,602,000 after deducting (pound)565,000 receivable by CeNeS on exercise of the options.

      There are also 1,557,947 ordinary 10p shares to be issued as deferred consideration to holders of options over shares in Cambridge NeuroScience Inc. These were valued at approximately 66p per share at the date of the takeover of Cambridge NeuroScience Inc in December 2000 giving them a value of (pound)651,000 after deducting (pound)380,000 receivable by CeNeS on exercise of the options.

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In Pounds Sterling)



      Schedule of options outstanding as at 31st December 2001

                                         Note               Number   Exercise price            Date of grant
-------------------------------------------------------------------------------------------------------------
Unapproved share option scheme                 1            10,000      (pound)3.10           3rd March 1997
Approved share option scheme                   1            33,789      (pound)3.10           3rd March 1997
Unapproved share option scheme                 1            68,981     (pound)0.515        9th November 1998
Approved share option scheme                   1           143,219     (pound)0.515        9th November 1998
Unapproved share option scheme                 1           676,521      (pound)0.82            11th May 2000
Approved share option scheme                   1         1,516,925      (pound)0.82            11th May 2000
Approved share option scheme                   1            50,455     (pound)0.823      26th September 2000
Approved share option scheme                   1            36,810     (pound)0.815         3rd October 2000
Unapproved share option scheme                 1            24,540     (pound)0.815         3rd October 2000
Unapproved share option scheme                 1           375,000     (pound)0.535       18th December 2000
Unapproved share option scheme                 1            34,632     (pound)0.578        29th January 2001
Approved share option scheme                   1           199,826     (pound)0.578        29th January 2001
Unapproved share option scheme                 1            23,392     (pound)0.428           11th June 2001
Approved share option scheme                   1           321,637     (pound)0.428           11th June 2001
Long Term Incentive Plan                       3           271,154(pound)1 in aggregate       19th June 2000
Long Term Incentive Plan                       3           100,961(pound)1 in aggregate       30th June 2000
Long Term Incentive Plan                       3         3,187,501(pound)1 in aggregate   31st December 2001
SAYE scheme 3 year option (1997)               2                 -      (pound)2.48          20th March 1997
SAYE scheme 5 year option (1997)               2                 -       (pound)2.48         20th March 1997
SAYE scheme 3 year option (1998)               2            28,320      (pound)0.80          27th April 1998
SAYE scheme 5 year option (1998)               2             7,674      (pound)0.80          27th April 1998
-------------------------------------------------------------------------------------------------------------



      1) Subject to the satisfaction of any applicable condition of exercise, options may be exercised in whole or inpart at any time and from time to time after the earliest of the third anniversary of grant, the death of the optionholder, or the option holder ceasing to be a director or employee of the Company by reason of injury, disability or redundancy, or retirement, or at the discretion of the Remuneration Committee, for any reason.

      2) In normal circumstances a Sharesave Option may be exercised by the holder ("Sharesave Option Holder") only during the period of six months commencing on the date that the bonus under the related SAYE contract is payable. Earlier exercise is permitted on the Sharesave Option Holder's death, retirement at age 60, or such other age at which he is bound to retire, or of the employee's employment is terminated by reason of redundancy, injury or disability. In such circumstances the Sharesave Option is exercisable only to the extent of the amount of the contributions then made under the related SAYE contract and any interest or bonus payable thereon. The Core Technologies Employees Trust also holds 25,000 shares on behalf of one ex-employee.

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In Pounds Sterling)

      3) The CeNeS Incentive Plan (the "Plan") provides for the grant of rights to acquire shares by way of purchase to eligible employees of CeNeS. Under the Plan options are granted at an aggregate exercise price of (pound)1 and will normally only vest after the third anniversary of the date of grant and if the growth in the Company's share price over a three year period (starting with the date of grant of the option) exceeds the growth in total shareholder return ("TSR") for the FTSE A All-Share 900 companies (excluding investment companies) over that period. Options may be exercised in full only if the growth in the Company's share price over a fixed three year period commencing on the date of grant would put the Company at the same level or about the company which is ranked 225th (with the top company being granted 1st) of the FTSE A All-Share 900 companies (excluding investment companies) ranked according to growth in TSR over that period. Options may be excercised over half the number of shares in the Company to which they relate if the growth in the Company's share price over a fixed three year period commencing on the date of grant would put the Company's share price at the same level or above the median Company of the FTSE A All-Share 900 companies (excluding investment companies) ranked according to growths in TSR over that period. If the Performance Target is not met over the fixed three year period, it shall be re-tested over a four year period or a five year period (each period having the same start date). If the performance target is not then met, the option will lapse. Due to the nature of the performance target management has concluded that a reasonable estimate of the number of options that will vest cannot be made. Accordingly, no compensation expense will be recognized until the performance target is achieved. At that time compensation expense will be recognized equal to the number of shares that vest multiplied by the market price of shares on that date.



Statement 123 pro-forma disclosures
      In October 1995, FASB Statement 123 "Accounting for Stock-Based Compensation" was issued. The Company has adopted the disclosure provisions of FASB Statement 123, but opted to remain under the expense recognition provisions of Accounting Principles Board (APB) Opinion No 25, "Accounting for Stock Issued to Employees" in accounting for options granted to employees under the Stock Option Plans. Accordingly, for the year ending December 31, 2001, compensation expense of (pound)nil was recognised for options granted to employees under these schemes. However, a compensation expense of (pound)129,336, calculated in accordance with SFAS No.123, was recognised for options granted to a non-employee. Had compensation expense for options granted to employees under the schemes been determined based on fair value at the grant dates in accordance with SFAS No. 123, the Company's charge to income for the year ended August 31, 1999, the four months ended December 31, 1999 and the years ended December 31, 2000 and December 31, 2001 would have been (pound)491,559, (pound)520,907, (pound)233,060 and (pound)397,160 respectively. Net income and earnings per share would have been reduced to the pro-forma amounts shown below:

                                                               Four months                  Year
                                            Year ended             Ended                    ended
                                             August 31,        December 31,             December 31,
                                                1999               1999              2000             2001
                                                ----               ----              ----             ----
Net loss as reported                           (5,848)            (6,970)          (40,325)          (33,294)
Pro-forma net loss                             (6,340)            (2,604)          (40,558)          (33,691)
Pro-forma net loss per share
- basic and diluted (pounds)                    (0.17)             (0.05)            (0.41)            (0.21)
                                           -----------       -----------       -----------       -----------

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In Pounds Sterling)

The movement in options outstanding during the period from September 1, 1998 to December 31, 2001 is summarised in the following table:

                                                         Number of shares subject to   Weighted average exercise
                                                                    option                     price ((pound))
                                                                    ------                     ---------------
Outstanding at September 1, 1998                                  11,673,377                      0.05
New options granted during the period                              398,017                        0.05
Forfeited during the period                                       (684,305)                       0.05
Outstanding at August 31, 1999                                    11,387,089                      0.05
Exercisable at August 31,  1999                                       -                            -

Outstanding at September 1, 1999                                  11,387,089                      0.05
New options granted during the period                              807,264                        0.05
Replacement options granted due to acquisition of Core             541,102                        0.98
during the period
Forfeited during the period                                        (10,154)                       0.05
Outstanding at December 31, 1999                                  12,725,301                      0.09
Exercisable at December 31, 1999                                  12,221,699                      0.05

Outstanding at January 1, 2000                                    12,725,301                      0.09
New options granted during the period                             2,998,116                       0.85
Replacement options granted due to acquisition of CNSI            3,329,826                       1.23
during the period
Exercised during the period                                       (728,821)                       0.10
Forfeited during the period                                       (124,602)                       1.69
Outstanding at December 31, 2000                                  18,199,820                      0.41
Exercisable at December 31, 2000                                  14,950,323                      0.32

Granted to non-employee                                            375,000                        0.54
Granted during the period                                         3,766,988                       0.92
Exercised during the period                                       (324,903)                       0.65
Forfeited during the period                                       (170,731)                       0.64
Outstanding at 31 December 2001                                   21,846,174                      0.50
Exercisable at 31 December 2001                                   15,401,820                      0.33

During the year 375,000 options were granted to George Sarlo, a non-employee. The fair value of these options was estimated to be (pound)129,336 using the Black-Scholes stock option pricing. The options all had an exercise price of 53.5p, which was less than the market price of the underlying shares at the date of grant.

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In Pounds Sterling)

      The weighted average fair value of new options granted was estimated using the Black-Scholes stock option pricing model. The following weighted average assumptions were used:

                                    Year ended     Four months ended      Year ended          Year ended
Assumption:                      August 31, 1999   December 31, 1999  December 31, 2000    December 31, 2001
-----------                      ---------------   -----------------  -----------------    -----------------
Expected dividend yield               0%                  0%                   0%                  0%
Expected volatility                  43%                  43%                 43%                  70%
Risk-free interest rate              5.1%                6.1%                 5.9%                5.1%
Expected life (years)                3.0                  3.0                 5.0                  5.0

       The following table summarises the value of options granted during the period.

                                                    Year ended 31 December 2001
                                                    ---------------------------
          Exercise price relative to            Weighted Average        Weighted Average
                 market price                  Fair Value ((pound))   Exercise Price ((pound))
                 Is less than                       0.39                     0.58
                    Equals                           -                        -
                    Exceeds                         0.03                     0.94
                Total                               0.05                     0.92


      The following table summarises information about options outstanding at December 31, 2001.

                             Outstanding as at December 31, 2001           Exercisable as at December 31, 2001
                             -----------------------------------           ------------------------------
 Range of Exercise       Number        Weighted       Weighted Average        Number       Weighted Average
  Prices ((pound))                      Average           Remaining                     Exercise Price ((pound))
                                    Exercise Price    Contractual Life
                                       ((pound))           (years)

      0 - 0.05         11,482,117        0.05               2.35            11,482,117           0.05
    0.19 - 0.49        1,794,420         0.26               7.18             1,449,391           0.22
     0.5 - 0.99        3,283,546         0.74               7.52              743,837            0.55
      1 - 1.99         4,316,997         1.11               8.39              757,381            1.64
      2 - 2.99          697,112          2.36               2.61              697,112            2.36
      3 - 3.6           271,982          3.42               4.57              271,982            3.42
       Total           21,846,174        0.50               4.75            15,401,820           0.33


                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In Pounds Sterling)

13    Income taxes

      There is no provision for current income taxes in any of the relevant periods reported upon, due to the availability of tax losses. An income tax benefit of (pound)1,493,000 has been recognized in respect of tax credits received in respect of research and development expenditure.
      Due to the availability of tax losses the company has a deferred tax asset, which is not recognised due to uncertainty over its recoverability.
      The net deferred taxes are analysed as follows:

                                                             August 31,      December 31,   December 31,     December 31,
                                                                 1999            1999           2000             2001
                                                                 ----            ----           ----             ----
Deferred tax assets:
Losses carried forward                                            3,363         12,492         15,210           9,825
Excess of tax value over
  book value of fixed assets                                          -              -              -           1,034
Other short term temporary differences                               17             23             15              34
                                                            -----------    -----------    -----------     -----------
                                                                  3,380         12,515         15,225          10,893
Valuation allowance                                              (3,198)       (11,654)       (13,425)        (10,893)
                                                            -----------    -----------    -----------     -----------
Net deferred tax asset                                              182            861          1,800               -
Deferred tax liabilities:
Excess of book value over
  tax value of fixed assets                                        (182)          (861)        (1,800)              -
                                                            -----------    -----------    -----------     -----------
Net deferred taxes                                                    -              -              -               -
                                                            -----------    -----------    -----------     -----------

A reconciliation of the provision for income taxes with the amount computed by applying the statutory income tax rate (30 per cent. for 1999, 30 per cent. for 2000 and 30 per cent. for 2001) to loss before income taxes is as follows:

                                                             Four months
                                               Year ended       ended        Year ended     Year ended
                                               August 31,    December 31,    December 31,   December 31,
                                               ----------    ------------    ------------   ------------
                                                   1999            1999           2000           2001
                                                   ----            ----           ----           ----
Income tax expense computed
at statutory income tax rate                     (1,754)         (2,091)       (12,097)       (11,147)
Goodwill amortisation                                 -               -            173            665
Goodwill write off                                    -               -              -          2,163
In-process research and development                   -               -          5,799              -
Tax losses lapsed                                     -               -          3,148          8,093
Surrender of tax losses for R&D tax credit            -               -              -          1,791
Other                                                46              38          1,206           (526)
Change in valuation allowance                     1,708           2,053          1,771         (2,532)
                                            -----------     -----------    -----------    -----------
Provision for income taxes                            -               -              -         (1,493)
                                            -----------     -----------    -----------    -----------

      The Company has tax losses of approximately (pound)32 million to carry forward against future trading profits in the UK. The tax losses may be carried forward indefinitely.

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In Pounds Sterling)

14    Related Party Transactions

      The following fees and expenses were incurred during the period from the associated companies of the non-executive Directors of the Group. These fees and expenses were paid to the associated companies for services rendered to the Group by the individuals set out below in respect of their positions as non-executive directors:

                                                                                     Four months
                                                                                     -----------
                                                                                           ended
                                                                                           -----
                                                                         Year ended     December   Year ended   Year ended
                                                                         ----------     --------   ----------   ----------
                                                                          August 31,         31,  December 31, December 31,
                                                                          ----------         ---  ------------ ------------
                                                                                1999         1999         2000         2001
                                                                                ----         ----         ----         ----
Alta Berkeley Associates (Dr David A Needham)                                      -           22           18           14
Irwin Associates International (Mr T Ronald Irwin)                                 -            5           18           18
Bedeaton Limited (Mr Michael Redmond)                                              -            -            5            -

The balances due at the year end and included in creditors and accruals were as follows:

                                                                                           December    December,
                                                                                           --------    ---------
                                                                                             31,2000      31,2001
                                                                                             -------      -------
Alta Berkeley Associates (Dr David A Needham)                                                     10            5
Irwin Associates International (Mr T Ronald  Irwin)                                                8            -

The maximum balances due during the year and included in creditors and accruals were as follows:
                                                                                           December    December,
                                                                                           --------    ---------
                                                                                             31,2000      31,2001
                                                                                             -------      -------
Alta Berkeley Associates (Dr David A Needham)                                                     19           11
Irwin Associates International (Mr T Ronald Irwin)                                                13           13
Siddall Pharmaceutical Associates Limited (Mr Stewart Siddall)                                     5            -
Richmond Consultancy (Sir Mark H Richmond)                                                         2            -
Bedeaton Limited (Mr Michael Redmond)                                                              2            -

      During the year the group sub-let offices at its Cambridge head office to Avlar Bioventures. Mr A G Goodman, CeNeS Pharmaceutical plc's chairman is Chief Executive of Avlar Bioventures. Avlar Bioventures paid rents of (pound)22,000 to CeNeS during the year and amounts owed to CeNeS at 31 December 2001 were (pound)nil.

      In December 2001, CeNeS reassigned the lease for its offices in Histon, Cambridge and sold certain fixtures, fittings and laboratory equipment for a consideration of (pound)600,000 to DeNovo Pharmaceuticals Limited. As part the arrangement CeNeS is subletting space from DeNovo Pharmaceuticals Limited. Mr A G Goodman, CeNeS Pharmaceutical plc's chairman is also Chairman of DeNovo Pharmaceuticals Limited. CeNeS paid rents of (pound)1,000 to DeNovo Pharmaceuticals Limited during the year and amounts owed to DeNovo Pharmaceuticals limited at 31 December 2001 were (pound)nil.

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In Pounds Sterling)

15    Loss per share
      SFAS No. 128, "Earnings per Share," requires companies to compute net income per share under two different methods, basic and diluted, for all periods for which an income statement is presented. Basic loss per share is computed by dividing the net loss by the weighted average number of ordinary shares outstanding for all periods. Diluted loss per share reflects the potential dilution that could occur if the loss was divided by the weighted average number of ordinary and ordinary share equivalent shares outstanding during the period. Diluted earnings per share is computed by dividing the net loss by the weighted average number of ordinary shares and ordinary share equivalents from outstanding share options unless they should have an anti-dilutive effect. Ordinary share equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company's outstanding options. For all periods presented in these financial statements, the effect of including ordinary shares equivalents within the calculation of earnings per share is anti-dilutive as in each period, the Company reported net losses. Therefore there is no diluted loss per share.


       All share options were excluded from the computation of diluted earnings per share because the effect would have been anti-dilutive. The number of shares excluded because of their anti-dilutive effects for the year ended August 31, 1999 was nil, for the four months ended December 31, 1999 was nil and for the years ended December 31, 2000 and 2001 were 1,942,718 and 827,400.

16    Segmental reporting
      The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to shareholders. It also established standards for related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers, or decision making group, in deciding how to allocate resources and in assessing performance.

      The Company has four distinct reportable segments, namely Cognition, Channelwork, Drug Delivery and Pharmaceuticals. Cognition supplies equipment and systems that are used in cognition research and clinical assessment in hospitals, research groups and major drug companies. Channelwork has expertise in ion channel research and sells contract services to the pharmaceutical industry. Drug Delivery develops, under contract, controlled release drugs in a range of therapeutic areas. Pharaceuticals markets and sells CNS and pain pharmaceutical products. As part of the restructuring process the Drug Delivery segment has been discontinued.

      An analysis of revenues and gross margin by reportable segment is shown below:

                                                       Four months
                                        Year ended        ended
                                        August 31,     December 31,    Year ended     December 31,
Revenues                                    1999           1999           2000            2001
                                            ----           ----           ----            ----
CeNeS Cognition                               744            165           1,053          1,088
Channelwork                                   103             59             897            423
Drug Delivery (discontinued)                    -              -           2,208          2,468
Pharmaceuticals                                 -              -             625          3,145
                                      -----------    -----------     -----------    -----------
                                              847            224           4,783          7,124
                                      -----------    -----------     -----------    -----------



                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In Pounds Sterling)

Gross margin
CeNeS Cognition                               434            103             311            789
Channelwork                                    52             29             188            411
Drug Delivery (discontinued)                    -              -             689          1,759
Pharmaceuticals                                 -              -             533          1,351
                                      -----------    -----------     -----------    -----------
                                              486            132           1,721          4,310
                                      -----------    -----------     -----------    -----------

      All turnover is derived in the United Kingdom. A geographical analysis of turnover by destination and a georaphical split of the Company's total assets and net assets is shown in the table below:

                                       Year ended      Four months               Year ended
                                       August 31          ended                 December 31,
Turnover                                  1999,        December 31,
                                                           1999             2000           2001
                                                           ----             ----           ----
United Kingdom                                 847              224           3,373          5,262
North America                                    -                -             742          1,423
Europe                                           -                -             599            309
Rest of World                                    -                -              69            130
                                       -----------      -----------     -----------    -----------
  Total                                        847              224           4,783          7,124
                                       -----------      -----------     -----------    -----------


                                                                                  December 31,
Long lived assets                                                             2000           2001
-----------------                                                             ----           ----

United Kingdom                                                               25,171         10,674
North America                                                                   325            108
Europe                                                                            -              -
Rest of World                                                                     -              -
                                                                        -----------    -----------
  Total                                                                      25,496         10,782
                                                                        -----------    -----------

Three customers represented a total of 27% and 36% of revenues in the years to December 31, 2000 and 2001 respectively.

17    Financial instruments
      The following methods and assumptions were used to estimate the fair value of each material class of financial instrument:
      Cash and cash equivalents - carrying amount approximates fair value due to the short-term nature of these instruments.
      Accounts receivable - carrying amount approximates fair value due to the short-term nature of these instruments.
      Convertible debt - the fair value of long-term debt is estimated based on the discounted future cash flows using currently available interest rates or, where debt instrument is traded, by reference to the market price.

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In Pounds Sterling)


      The carrying amounts and fair values of the material financial instruments are shown below:

                                                                     2000                      2001
                                                                     ----                      ----

                                                          Carrying                    Carrying
                                                            value      Fair value       value      Fair value
                                                            -----      ----------       -----      ----------
Financial assets:
  Cash and cash equivalents                                 10,045         10,045        1,645        1,645
  Restricted cash                                              516            516          516          516
  Accounts receivable                                        1,657          1,657          999          999

Financial liabilities
  Amounts payable and accrued expenses                       6,741          6,741        4,492        4,492
  Convertible loan                                               -              -        8,717        8,717
                                                          --------       --------     --------     --------

      Restricted cash represents a rental deposit held in a separate account and therefore, the fair value of this restricted cash is also deemed to be the equivalent to the carrying amount.

      The carrying amounts in the table are included in the Consolidated Balance Sheet under the indicated captions.

18       Retirement benefits
      CeNeS set up a group Stakeholder pension scheme in April 2001 which is available to all UK based employees.

      Previously employees of CeNeS Limited had a defined contribution paid by the Company to the employee's chosen personal pension arrangement.

      Employees of CeNeS Drug Delivery Limited also had the option of having a defined contribution paid to their chosen personal pension arrangement. The group also operates a voluntary pension scheme for employees of CeNeS Drug Delivery Limited, The Core Technologies Pension Scheme, which is a Money Purchase Scheme that was closed to new employees who joined after December 1999. Contributions are paid into an individual retirement account for each employee. The assets of the scheme are held separately from those of the group and are under the control of the trustees of the scheme who have appointed William M Mercer Limited as professional advisors.

         The Group pension charge for the years ended December 31, 2000 and 2001 was (pound)205,000 and (pound)276,000 respectively. The charge for the four months to December 31, 1999 was (pound)57,000 and for the year ended August 31, 1999 was (pound)99,000. At December 31, 2000 and 2001 contributions totalling (pound)43,000 and (pound)153,000 respectively were payable to the scheme and are included in creditors.


19    Subsequent events

      On 30th May 2002 the group sold its entire holding in Cambridge Cognition Limited to its management team for a consideration of up to (pound)1m. Of the total consideration, (pound)0.7m is upfront and stage payments and (pound)0.3m in dependent on certain milestones.